




COURTYARD


Annual Report

HOSPITALITY PROPERTIES TRUST is a real estate investment trust, or REIT, which primarily owns real estate used in hospitality industries. As of December 31, 2007, HPT owned 292 hotels with approximately 43,000 rooms and 185 travel centers located in 44 states, Puerto Rico and Canada. At December 31, 2007, our properties were operated by hotel and travel center management companies under 12 long term combination management or lease agreements. Our business strategy is to maintain and grow an investment portfolio of high quality hotels and travel centers operated by experienced managers under nationally recognized brands.

Since its IPO in 1995 through December 31, 2007, HPT has provided shareholders with average total annual returns of 11.7%. HPT has been investment grade rated since 1998 and is included in a number of financial indices, including the S&P 400 MidCap Index, the Russell 1000®, the MSCI US REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2002) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market, and (b) the Standard & Poor's 400 MidCap Index. The graph assumes reinvestment of all cash distributions.



HPT
NAREIT
S&P 400
$300
$250
$200
$150
$100
$50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

In addition to the cash distributions paid to common shareholders in 2007, we distributed all of the shares of our former subsidiary, TravelCenters of America LLC, or TA, to our common shareholders on January 31, 2007. One share of TA was distributed to our common shareholders with respect to every 10 of our shares owned; and this resulted in a taxable valuation of this in kind distribution of $3.234 for each of our shares. Historical shareholder return amounts have been adjusted for this distribution.

Information about cash distributions paid to common shareholders is summarized in the table below. Common share distributions are generally paid in the quarter following the quarter to which they relate.

	Distributions Per Common Share 2006	Distributions Per Common Share 2007
First Quarter	$ 0.73	$ 0.76
Second Quarter	0.74	0.76
Third Quarter	0.74	0.77
Fourth Quarter	0.74	0.77
Total	$ 2.95	$ 3.06

All common share distributions shown in the table above have been paid. We currently intend to continue to declare and pay common share distributions on a quarterly basis. However, distributions are made at the discretion of our board of trustees and depend on our earnings, cash available for distribution, financial condition, capital market conditions, growth prospects and other factors which our board of trustees deems relevant.

HPT
LISTED
NYSE

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the periods and dates indicated. Comparative results are affected by property acquisitions and dispositions during the periods shown. This data should be read in conjunction with, and is qualified in its entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Income statement data:					
Revenues:					
Hotel operating revenues	$ 941,455	$ 879,324	$ 682,541	$ 498,122	$ 209,299
Rental income	316,819	120,649	114,332	112,325	201,197
FF&E reserve income	22,286	20,299	19,767	18,147	18,000
Interest income	4,919	2,674	1,373	627	733
Gain on lease terminations	—	—	—	—	107,516
Total revenues	1,285,479	1,022,946	818,013	629,221	536,745
Expenses:					
Hotel operating expenses	657,000	618,334	476,858	333,818	145,863
Interest	140,517	81,451	65,263	50,393	44,536
Depreciation and amortization	216,688	141,198	127,242	110,333	100,257
General and administrative	37,223	25,090	22,514	18,659	16,075
Loss on early extinguishment of debt	—	—	—	—	2,582
Loss on asset impairment	1,332	—	7,300	—	—
TA spin off costs	2,711	—	—	—	—
Total expenses	1,055,471	866,073	699,177	513,203	309,313
Income before income taxes	230,008	156,873	118,836	116,018	227,432
Income tax expense	(2,191)	(372)	(57)	—	—
Income before gain on sale of real estate and discontinued operations	227,817	156,501	118,779	116,018	227,432
Gain on sale of real estate	—	—	—	203	—
Income from continuing operations	227,817	156,501	118,779	116,221	227,432
Discontinued operations:					
Income from discontinued operations	7,440	12,538	11,124	10,870	10,781
Gain on sale of real estate used by discontinued operations	95,711	—	—	—	—
Net income	330,968	169,039	129,903	127,091	238,213
Preferred distributions	26,769	7,656	7,656	9,674	14,780
Excess of liquidation preference over carrying value of preferred shares	—	—	—	2,793	—
Net income available for common shareholders	$ 304,199	$ 161,383	$ 122,247	$ 114,624	$ 223,433
Common distributions declared	$ 287,272	$ 225,927	$ 205,162	$ 193,523	$ 180,242
Weighted average common shares outstanding	93,109	73,279	69,866	66,503	62,576
Per common share data:					
Income from continuing operations available for common shareholders	$ 2.16	$ 2.03	$ 1.59	$ 1.56	$ 3.40
Income from discontinued operations available for common shareholders	$ 1.11	$ 0.17	$ 0.16	$ 0.16	$ 0.17
Net income available for common shareholders	$ 3.27	$ 2.20	$ 1.75	$ 1.72	$ 3.57
Distributions per common share	$ 3.06	$ 2.95	$ 2.90	$ 2.88	$ 2.88
Balance sheet data (as of December 31):					
Real estate properties, at cost	$6,196,231	$4,018,781	$3,606,404	$3,161,259	$3,160,675
Real estate properties, net	5,346,761	3,316,268	2,997,605	2,608,019	2,668,982
Total assets	5,679,307	3,957,463	3,114,607	2,689,425	2,761,601
Debt, net of discount	2,579,391	1,199,830	960,372	697,505	826,126
Shareholders' equity	2,786,434	2,447,540	1,855,455	1,685,873	1,645,528

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (dollar amounts in thousands, except per share amounts)

OVERVIEW

The following information should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report.

2007 DEVELOPMENTS

On January 31, 2007, we completed our acquisition of TravelCenters of America, Inc., or TravelCenters, pursuant to the Agreement and Plan of Merger dated as of September 15, 2006, as amended, among TravelCenters, us, one of our former subsidiaries and the stockholders of TravelCenters. Upon completion of the acquisition, we restructured the business of TravelCenters and distributed all of the common shares of our former subsidiary, TravelCenters of America LLC, or TA, to our shareholders in a spin off transaction. The acquisition of TravelCenters, the restructuring of the TravelCenters business and the spin off transaction are collectively referred to herein as the TA Transaction.

As a part of the restructuring of TravelCenters which occurred in connection with the TA Transaction, on January 31, 2007:

- TravelCenters became a subsidiary of our subsidiary, TA;
- certain real property interests of 146 travel centers that were operated by TravelCenters and certain other assets used in connection with the travel center business with an estimated total value of $1,697,221 were transferred to subsidiaries of ours that were not owned by TA;
- TA became the owner of all of the working capital of TravelCenters, including current assets (primarily consisting of cash, receivables and inventory) and current liabilities (primarily consisting of trade payables and accrued liabilities);
- we contributed cash of $121,166 to TA so that the sum of its current assets, net of current liabilities, was $200,000;
- TA became the owner of one travel center in Ontario, Canada, the operator of two travel centers leased from owners other than us, the manager of one travel center for an owner other than us, the franchisor of 13 travel centers owned and operated by third parties and the owner of certain other assets historically owned and used by TravelCenters;
- we entered into a lease of the 146 travel centers we acquired (one travel center was subsequently disposed of) and certain related assets to TA; and
- TA commenced operating the travel center business formerly conducted by TravelCenters.

After this restructuring, on January 31, 2007, we distributed all of the shares of TA to our common shareholders of record on January 26, 2007. The book value of this distribution was $337,250. Shareholders were entitled to receive one TA common share for every ten of our common shares owned on the record date. Fractional shares were issued as necessary. TA's common shares are listed on the American Stock Exchange under the symbol "TA". We expensed $2,711 of costs in connection with the spin off transaction.

Our lease with TA is a "triple net" lease, which requires TA to pay all costs incurred in the operation of the leased travel centers, including personnel, utilities, inventories, services to customers, insurance, real estate and personal property taxes and ground lease payments, if any. The annual minimum rent due to us under this agreement is scheduled to increase to $158,962 in 2008, $162,625 in 2009, $166,638 in 2010, $171,613 in 2011 and $176,620 in 2012. The annual straight line rent currently reported by us under Generally Accepted Accounting Principles, or GAAP, is $171,389. Starting in 2012, the lease requires TA to pay us certain percentages of increases in gross revenues at the leased travel centers. We have agreed to provide up to $125,000 of funding during the first five years of the lease for certain specified improvements to the leased travel centers. This funding may be drawn by TA from us in subsequent years until December 2015. There will not be any adjustment in our minimum rent as we fund these amounts. All improvements funded by us will be owned by us. As of December 31, 2007, we have funded $25,000 under this agreement. TA is required to maintain, at its expense, the leased travel centers in good order and repair, including structural and non-structural components, but may request that we fund amounts in addition to the $125,000, in return for minimum annual rent increases equal to a percentage of the amount we fund. Our lease agreement with TA expires on December 31, 2022.

On May 30, 2007, we acquired Petro Stopping Centers Holdings L.P., or Petro, for approximately $630,000 plus certain costs. Petro owns 40 travel centers located in 25 states. In connection with our acquisition of Petro, we acquired certain Petro properties which secure debt that was previously issued by Petro Stopping Centers, L.P., or Petro Centers, a former subsidiary of Petro acquired by TA on May 30, 2007. Upon closing of our acquisition of Petro, the Petro Centers debt assumed by TA was covenant defeased and funds were escrowed by TA at closing and used to redeem the Petro Centers debt on February 15, 2008. We agreed to pay certain costs associated with our acquisition of Petro, including those relating to the defeasance and prepayment of the Petro Centers debt, and customary closing costs, which totaled approximately $25,000. We funded the purchase price and costs by borrowing under our revolving credit facility. Simultaneous with our acquisition of Petro, we leased the 40 travel centers which Petro owned to TA for an initial minimum rent of $62,225 per year. Starting in 2013, the lease requires TA to pay us additional rent calculated as certain percentages of increases in gross revenues at the leased travel centers. This lease agreement with TA expires on June 30, 2024, and TA has two renewal options of 15 years each exercisable for all, but not less than all, of these 40 leased travel centers.

On July 26, 2007, we sold 18 Homestead Studio Suites hotels for $205,350 and recognized a gain on sale of $95,711. Seventeen of these hotels were sold to an unrelated party. One hotel was purchased by a subsidiary of HRPT Properties Trust, a publicly traded real estate investment trust that is our former parent company, and which is managed by Reit Management & Research LLC, or RMR, which is also our manager. We used the net proceeds from these sales, totaling $189,309 after the refund of a $15,960 security deposit and payment of closing costs, to reduce amounts outstanding under our revolving credit facility.

MANAGEMENT AGREEMENTS AND LEASES

At December 31, 2007, each of our 292 hotels is included in one of ten combinations of hotels of which 201 are leased to one of our wholly owned taxable REIT subsidiaries, or TRSs, and managed by an independent hotel operating company and 91 are leased to third parties. Our 185 travel centers are leased to TA under two agreements. Our consolidated statement of income includes operating revenues and expenses of our managed hotels and rental income from our leased hotels and travel centers. Additional information regarding the terms of our management agreements and leases is included in the table on pages 14 and 15.

RESULTS OF OPERATIONS

Year ended December 31, 2007 compared to year ended December 31, 2006

	For the year ended December 31,			
	2007	2006	Increase (Decrease)	% Increase (Decrease)
	(amounts in dollars, except number of shares)			
Revenues:				
Hotel operating revenues	$941,455	$879,324	$ 62,131	7.1%
Rental income:				
Minimum rents—hotels	117,193	115,461	1,732	1.5%
Minimum rents—travel centers	193,571	—	193,571	—
	310,764	115,461	195,303	169.2%
Percentage rent—hotels	6,055	5,188	867	16.7%
Total rental income	316,819	120,649	196,170	162.6%
FF&E reserve income—hotels	22,286	20,299	1,987	9.8%
Interest income	4,919	2,674	2,245	84.0%
Expenses:				
Hotel operating expenses	657,000	618,334	38,666	6.3%
Interest expense	140,517	81,451	59,066	72.5%
Depreciation and amortization—hotels	147,401	141,198	6,203	4.4%
Depreciation and amortization—travel centers	69,287	—	69,287	—
Total depreciation and amortization	216,688	141,198	75,490	53.5%
General and administrative	37,223	25,090	12,133	48.4%
TA spin off costs	2,711	—	2,711	—
Loss on asset impairment	1,332	—	1,332	—
Income tax expense	2,191	372	1,819	489.0%
Income from continuing operations	227,817	156,501	71,316	45.6%
Discontinued operations:				
Income from discontinued operations	7,440	12,538	(5,098)	(40.7)%
Gain on sale of real estate from discontinued operations	95,711	—	95,711	—
Net income	330,968	169,039	161,929	95.8%
Net income available for common shareholders	304,199	161,383	142,816	88.5%
Weighted average shares outstanding	93,109	73,279	19,380	27.1%
Income from continuing operations available for common shareholders per common share	$ 2.16	$ 2.03	$ 0.13	6.4%
Income from discontinued operations available for common shareholders per common share	$ 1.11	$ 0.17	$ 0.94	552.9%
Net income available for common shareholders per common share	$ 3.27	$ 2.20	$ 1.07	48.6%

The increase in hotel operating revenues in 2007 versus 2006 was caused by the increase in revenues at our managed hotels and our acquisition of four managed hotels in April 2006. Revenues increased at most of our managed hotels from 2006 due to higher average daily room rates, or ADR, partially offset by slightly lower occupancy rates. Additional operating statistics of our hotels are included in the table on page 16.

The increase in hotel operating expenses from 2006 was caused primarily by the general increase in the cost of labor, real estate taxes and insurance in 2007 and increased management fees due to the growth in hotel revenues in 2007 described above.

Our share of the operating results of our managed hotels in excess of the minimum returns due to us, or additional returns, under our hotel management agreements is recognized as income at year end when all contingencies are met and the income is earned. We recognized additional returns of $24,181 and $20,029 in the fourth quarter 2007 and 2006, respectively. The increase in additional returns from 2006 is due to the improved operating performance of our managed hotels in 2007 described above.

As a result of renovations which required hotel rooms to be taken out of service in 2007 and 2006, certain of our managed hotels had net operating results that were $9,780 and $3,542 less than the minimum returns due to us in 2007 and 2006, respectively. These amounts are reflected in our consolidated statement of income as a net reduction to hotel operating expenses in these years because the minimum returns were funded by our managers.

The increase in rental income—hotels is a result of our funding of improvements at certain of our leased hotels in 2006 and 2007 that caused in increases in the annual minimum rents due to us.

The increase in rental income—travel centers is a result of our acquisition of 146 travel centers and commencement of our lease with TA on January 31, 2007 and our acquisition of an additional 40 travel centers and commencement of our second lease with TA on May 30, 2007. Rental income—travel centers includes $15,813 of adjustments necessary to record rent on the straight line basis for the twelve months ended December 31, 2007.

The increase in percentage rent—hotels is the result of increased sales at our leased hotels.

FF&E reserve income—hotels represents amounts paid by our third party hotel tenants into restricted accounts owned by us, the purpose of which is to accumulate funds for future capital expenditures. The terms of our hotel leases require these amounts to be calculated as a percentage of total sales at our hotels. The increase in FF&E reserve income—hotels is primarily due to increased levels of hotel sales in 2007 versus 2006 at our leased hotels. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels and for leased hotels where the FF&E reserve is owned by our tenants as FF&E reserve income.

The increase in interest income is due to higher average cash balances and higher average interest rates during 2007.

The increase in interest expense is primarily due to higher average borrowings as a result of our 2006 and 2007 acquisitions, which was partially offset by a lower weighted average interest rate during 2007 than in 2006.

The increase in depreciation and amortization—hotels is due principally to the depreciation and amortization of assets acquired in our 2006 acquisitions and the purchase of depreciable assets with funds from FF&E reserve accounts owned by us in 2006 and 2007. The increase was offset somewhat by the sale of our Homestead Studio Suites hotels in July 2007.

The increase in depreciation and amortization—travel centers is due to the depreciation and amortization of assets acquired in our 2007 travel center acquisitions described above.

The increase to general and administrative expense is due principally to the impact of additional property investments during 2006 and 2007.

We recorded a $1,332 loss on asset impairment in the 2007 fourth quarter to reduce the carrying value of a hotel held for sale to its estimated net realizable value less costs to sell.

The increase in income tax expense is primarily due to increased Canadian income taxes at one of our TRSs and higher state income taxes as a result of a change in tax laws in the state of Texas.

The decrease in income from discontinued operations is the result of the sale of our 18 Homestead Studio Suites hotels in July 2007.

The gain on sale of real estate from discontinued operations in 2007 reflects the sale of our 18 Homestead Studio Suites hotels in July 2007 for $205,350.

The increases in income from continuing operations available for common shareholders, income from discontinued operations available for common shareholders, net income available for common shareholders and the corresponding per common share amounts are primarily due to the investment and operating activity discussed above. On a per share basis, the percentage increases in income from continuing operations available for common shareholders, income from discontinued operations available for common shareholders and net income available for common shareholders was lower due to our issuance of common shares in July and December 2006 and February 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

	For the year ended December 31,			
	2006	2005	Increase (Decrease)	% Increase (Decrease)
	(amounts in dollars, except number of shares)			
Revenues:				
Hotel operating revenues	$879,324	$682,541	$196,783	28.8%
Rental income:				
Minimum rent—hotels	115,461	110,869	4,592	4.1%
Percentage rent—hotels	5,188	3,463	1,725	49.8%
Total rental income	120,649	114,332	6,317	5.5%
FF&E reserve income—hotels	20,299	19,767	532	2.7%
Interest income	2,674	1,373	1,301	94.8%
Expenses:				
Hotel operating expenses	618,334	476,858	141,476	29.7%
Interest expense	81,451	65,263	16,188	24.8%
Depreciation and amortization—hotels	141,198	127,242	13,956	11.0%
General and administrative	25,090	22,514	2,576	11.4%
Loss on asset impairment	—	7,300	(7,300)	(100.0)%
Income tax expense	372	57	315	552.6%
Income from continuing operations	156,501	118,779	37,722	31.8%
Discontinued operations:				
Income from discontinued operations	12,538	11,124	1,414	12.7%
Net income	169,039	129,903	39,136	30.1%
Net income available for common shareholders	161,383	122,247	39,136	32.0%
Weighted average shares outstanding	73,279	69,866	3,413	4.9%
Income from continuing operations available for common shareholders per common share	$ 2.03	$ 1.59	$ 0.44	27.7%
Income from discontinued operations available for common shareholders per common share	$ 0.17	$ 0.16	$ 0.01	6.3%
Net income available for common shareholders per common share	$ 2.20	$ 1.75	$ 0.45	25.7%

The increase in hotel operating revenues from 2005 was caused by the increase in the number of managed hotels in 2006 due to our January and April 2006 hotel acquisitions and the general increase in hotel revenues at most of our managed hotels due to improvements in the lodging market that resulted in ADR increases at most of our managed hotels. The increased revenues resulting from the higher ADR was partially offset by lower revenues at certain of our managed hotels in 2006 which were under renovations in 2006 which required hotel rooms to be taken out of service. Additional operating statistics of our hotels is included in the table on page 16.

The increase in hotel operating expenses was caused by the increase in the number of managed hotels in 2006 due to our January and April 2006 hotel acquisitions and the general increase in the cost of labor and utilities in 2006.

We recognized additional returns from our managed hotels of $20,029 and $13,568 in the fourth quarter of 2006 and 2005, respectively. The increase in additional returns from 2005 is due to the improved operating performance of our managed hotels in 2006 described above.

As a result of the renovations described above, certain of our managed hotels had net operating results that were $3,542 and $2,491 less than the minimum returns due to us in 2006 and 2005, respectively. These amounts are reflected in our consolidated statement of income as a net reduction to hotel operating expenses in these years because the minimum returns were funded by our managers.

The increase in minimum rental income—hotels is primarily a result of the increased minimum rents resulting from our funding of improvements at certain of our leased hotels in 2006 and our acquisition of a hotel in January 2006.

The increase in percentage rent—hotels is the result of increased sales at our leased hotels.

The increase in FF&E reserve income—hotels is primarily due to increased sales in 2006 versus 2005 at our leased hotels.

The increase in interest income is due to higher average cash balances and higher average interest rates during 2006.

The increase in interest expense is primarily due to higher average borrowings as a result of our hotel acquisitions, which was partially offset by a lower weighted average interest rate during 2006 than in 2005.

The increase in depreciation and amortization—hotels is due principally to the depreciation of 12 hotels acquired during 2006 and the impact of the purchases in 2006 and 2005 of depreciable assets with funds from FF&E reserve accounts owned by us. This increase was offset to some extent by the sale of a hotel in September 2005 and certain assets becoming fully depreciated in 2006 and 2005.

The increase to general and administrative expense is due principally to the impact of additional hotel investments during 2006.

In 2005, we recorded a $7,300 loss on asset impairment to reduce the carrying value of a hotel held for sale to its estimated net realizable value less costs to sell.

The increase to income tax expense is primarily due to higher state income taxes as a result of our hotel acquisitions and increased Canadian income taxes at our TRS which owns hotels in Canada.

The increase in income from discontinued operations is the result of increased percentage rent at our 18 Homestead Studio Suites® hotels due to higher sales in 2006.

The increases in income from continuing operations available for common shareholders, income from discontinued operations available for common shareholders, net income available for common shareholders and the corresponding per common share amounts are primarily due to the investment and operating activity discussed above. On a per share basis, the percentage increase in income from continuing operations available for common shareholders, income from discontinued operations available for common shareholders and net income available for common shareholders was lower due to our issuance of common shares in July and December 2006 and in June 2005.

LIQUIDITY AND CAPITAL RESOURCES

Our Managers and Tenants

All 477 of our properties are operated under management agreements or leases with third party operating companies. All costs of operating and maintaining our properties are paid by the third party hotel managers as agents for us or by tenants for their own account. These managers and tenants derive their funding for property operating expenses, FF&E reserves, and returns and rents due to us generally from property operating revenues and, to the extent that these managers and tenants fund our minimum returns and minimum rents, from their separate resources.

We define coverage for each of our combination management agreements or leases as total property sales minus all property level expenses that are not subordinated to the minimum returns and minimum rents due to us and the required FF&E reserve contributions, divided by the aggregate minimum payments due to us. More detail regarding coverage, guarantees and other security features of our operating agreements is presented in the table on pages 14 and 15. Assuming our twelve operating agreements as of December 31, 2007, had been in place during the twelve months ended December 31, 2007 (September 30, 2007, for the TA operating agreements), eleven combinations, representing 453 properties, generated coverage of at least 1.0x using historical operating results. The remaining combination, representing 24 hotels, generated coverage of 0.54x in 2007; twenty of the hotels in this combination were undergoing significant renovations that had a negative impact on the operating results of this combination during 2006 and 2007. We expect to complete renovations at these hotels in the first half of 2008.

Three hundred fifty two (352) of our properties, representing 75% of our total investments at cost as of December 31, 2007, in eight combinations are operated under management agreements or leases which are subject to full or limited guarantees. These guarantees may provide us with continued payments if the total sales less total expenses and required FF&E reserve payments fail to equal or exceed guaranteed amounts due to us. Our managers and tenants or their affiliates may also supplement cash flow from our properties in order to make payments to us and preserve their rights to continue operating our properties. Guarantee or supplemental payments to us, if any, made under any of our management agreements or leases, do not subject us to repayment obligations but, under some of our agreements, these guarantee or supplemental payments may be recovered by the manager or tenant from the future cash flows from our properties after our future minimum returns and minimum rents are paid.

As of February 26, 2008, all payments due, including those payments due under the combination management agreement whose hotels generated less than 1.0x coverage during 2007, are current. However, the effectiveness of our various security features to provide uninterrupted payments to us is not assured. If any of our property operators, tenants or guarantors default in their payment obligations to us, our revenues and cash flows will decline.

Our Operating Liquidity and Capital Resources

Our principal source of funds for current expenses and distributions to shareholders are minimum returns from our managed hotels and minimum rents from our leased hotels and travel centers. We receive minimum returns and minimum rents from our managers and tenants monthly. We receive additional returns, percentage returns and rents and our share of the operating profits of our managed hotels after payment of all management fees and other deductions either monthly or quarterly. This flow of funds has historically been sufficient for us to pay our operating expenses, interest and distributions to shareholders. We believe that our operating cash flow will be sufficient to meet our operating expenses, interest and distribution payments for the foreseeable future.

We maintain our status as a real estate investment trust, or REIT under the Internal Revenue Code of 1986, as amended, or IRC, by meeting certain requirements. As a REIT, we do not expect to pay federal income taxes on the majority of our income. In 1999, federal legislation known as the REIT Modernization Act, or the RMA, was enacted and became effective on January 1, 2001. The RMA, among other things, allows a REIT to lease hotels to TRSs if the hotels are managed by an independent third party. The income realized by our TRSs in excess of the rent they pay to us is subject to income tax at corporate tax rates. Also, the income we receive from our hotels in Canada, Puerto Rico and certain states is subject to taxes in those jurisdictions.

Our Investment and Financing Liquidity and Capital Resources

Various percentages of total sales at most of our hotels are escrowed as FF&E reserves to fund future capital improvements at our hotels. During 2007, our managers and tenants contributed $57,476 to these accounts. As of December 31, 2007, there was approximately $28,134 on deposit in these escrow accounts, which was held directly by us and is included on our balance sheet as restricted cash.

Our hotel operating agreements generally provide that, if necessary, we will provide our managers and tenants funding for capital improvements to our hotels in excess of amounts available in escrowed FF&E reserves. To the extent we make such additional FF&E reserve fundings, our annual minimum returns or minimum rent generally increase by a percentage of the amount we fund. During 2007, we funded $64,241 for capital improvements to our hotels in addition to FF&E reserve fundings from hotel operations.

During 2007, $122,138 was spent from the FF&E reserve escrow accounts to renovate and refurbish our hotels.

FF&E escrow deposits are not required under our travel centers leases with TA. However, TA is required to maintain the leased travel centers at its expense, including structural and non-structural components. Under our TA lease for 145 travel centers, we have agreed to fund up to $25,000 per year for certain specified capital improvements to the leased properties during the first five years of the lease term or thereafter on a cumulative basis. All of the capital improvements funded under this agreement will be owned by us. As of December 31, 2007, we have funded $25,000 under this agreement and we expect to fund $25,000 in 2008, using funds from our existing cash balances or borrowings under our revolving credit facility. Under both leases, TA may request that we fund additional amounts for capital improvements to the leased facilities in return for annual minimum rent increases. In 2007, we funded $1,438 of such additional amounts under these agreements.

During 2007, we funded $8,020 for improvements to our Marriott International branded hotels using cash on hand and borrowings under our revolving credit facility. We expect to fund approximately $90,000 for improvements to our four Marriott branded hotel portfolios throughout 2008 with funds from our existing cash balances or borrowings under our revolving credit facility. Our minimum annual rent for these hotels is increased by approximately 10% of the amounts we fund, which amounts are in addition to recurring FF&E reserve funding from hotel operations.

Pursuant to an April 2005 agreement we entered with a subsidiary of Global Hyatt Corporation, or Hyatt for management of 24 AmeriSuites® hotels, we agreed to provide funding to Hyatt for rebranding of these hotels to the Hyatt Place™ brand and for other improvements. To the extent our fundings exceed $8,000, the minimum return payable by Hyatt to us increases as these funds are advanced by approximately 10% of the funded amounts per year. As of December 31, 2007, $71,500 has been funded. During 2007, we funded $42,000 of this amount and we expect to fund approximately $4,000 in 2008, using funds from our existing cash balances or borrowings under our revolving credit facility.

Pursuant to an April 2005 agreement we entered with a subsidiary of Carlson Hotels Worldwide, or Carlson, for management of 12 Prime[SM] hotels, we agreed to provide funding to Carlson for rebranding these hotels to Carlson brands and for other improvements at these hotels. To the extent our payments exceed $12,000, the minimum return payable by Carlson to us increases as these funds are advanced by approximately 10% of the funded amounts per year. As of December 31, 2007, $26,408 has been funded. During 2007, we funded $553 of this amount and we expect to fund $400 in 2008, using funds from our existing cash balances or borrowings under our revolving credit facility.

Pursuant to a December 2004 agreement we entered to purchase 13 hotels from InterContinental Hotels Group plc, or InterContinental, we agreed to pay $25,000 during the three years following closing to fund improvements to the hotels. We paid $10,000 of this amount in 2005 and paid the remaining $15,000 in December 2007.

Pursuant to a January 2006 agreement we entered with InterContinental for the management of the Harbor Court Complex in Baltimore, Maryland, we agreed to fund $2,300 for rebranding and other improvements during the two years following closing. We paid $1,000 of this amount in 2006 and funded the remaining $1,300 in December 2007.

Pursuant to January and April 2006 agreements we entered with InterContinental for the management of ten hotels, we agreed to fund $24,228 for capital improvements to these hotels during the three years following closing. We funded $9,691 in January 2007, $9,691 in January 2008 and expect to fund $4,846 in January 2009, using funds from our existing cash balances or borrowings under our revolving credit facility.

On January 16, 2007, April 16, 2007, July 16, 2007 and October 15, 2007, we paid a $0.5546875 per share distribution to our Series B preferred shareholders with respect to the periods ended January 14, 2007, April 14, 2007, July 14, 2007 and October 14, 2007, respectively. On December 3, 2007, we declared a $0.5546875 per share distribution to Series B preferred shareholders of record on December 31, 2007 with respect to the period ended January 14, 2008. We paid this distribution on January 15, 2008, using existing cash balances and borrowings under our revolving credit facility.

On May 15, 2007, we paid a $0.40833 per share distribution to our Series C preferred shareholders with respect to the period ended May 14, 2007. On August 15, 2007 and November 15, 2007, we paid a $0.4375 per share distribution to our Series C preferred shareholders with respect to the periods ended August 14, 2007 and November 14, 2007, respectively. These distributions were funded using cash on hand and borrowings under our revolving credit facility. On January 3, 2008, we declared a distribution of $0.4375 per Series C preferred shareholders with respect to the period ending February 14, 2008. We paid this distribution on February 15, 2008, using existing cash balances and borrowings under our revolving credit facility.

On February 15, 2007, May 17, 2007, August 16, 2007 and November 15, 2007, we paid a $0.74, $0.76, $0.76 and $0.77 per share distribution to our common shareholders, for the quarters ended December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007, respectively. On January 3, 2008, we declared a $0.77 per share distribution to our common shareholders of record on January 14, 2008. We paid this distribution on February 15, 2008, using existing cash balances and borrowings under our revolving credit facility.

On January 22, 2007, we entered into a new $2,000,000 interim loan agreement, or the Acquisition Facility, with a group of institutional lenders that became effective concurrently with our acquisition of TravelCenters. We funded the acquisition of TravelCenters and the capitalization of TA with a $1,400,000 borrowing under the Acquisition Facility and with our existing cash balances. We subsequently repaid all borrowings under the Acquisition Facility during the first quarter of 2007 with net proceeds from certain of the financing transactions described below.

In January 2007, we sold 1,800,000 of our common shares at a price of $47.51 per share pursuant to an over allotment option granted to the underwriters of our December 2006 common share offering. Net proceeds from this sale of $81,775 (after underwriting and other offering expenses) were used to partially fund our acquisition of TravelCenters.

In February 2007, we sold 5,750,000 of our common shares at a price of $47.67 per share in a public offering. Net proceeds from this sale of $261,677 (after underwriting and other offering expenses) were used to reduce borrowings under our Acquisition Facility.

Also in February 2007, we sold 12,700,000 Series C cumulative redeemable preferred shares at a price of $25.00 per share in a public offering. Net proceeds from this sale of $306,833 (after underwriting and other offering expenses) were used to reduce borrowings under our Acquisition Facility.

In March 2007, we sold $575,000 of 3.8% convertible senior notes due 2027 to initial purchasers for resale to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. Net proceeds from this sale of $562,525 (after placement and other offering expenses) were used to repay amounts outstanding under the Acquisition Facility and for general business purposes. Resales of these notes and any underlying common shares were registered on behalf of certain selling security holders on April 5, 2007.

In March 2007, we sold $300,000 of 5.625% senior notes due 2017 to initial purchasers for resale to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act. We used net proceeds from this sale of $296,468 (after placement and other offering expenses) to reduce borrowings under our Acquisition Facility. In June 2007, we issued $300,000 of 5.625% senior notes due 2017 that were registered with the Securities and Exchange Commission in exchange for all of our privately placed 5.625% senior notes due 2017.

In May 2007, we purchased Petro for approximately $655,000, including acquisition costs, using borrowings under our revolving credit facility.

In July 2007, we sold 18 Homestead Studio Suites hotels for $205,350. We used the net proceeds of approximately $189,309 to reduce amounts outstanding under our revolving credit facility.

On September 24, 2007, we sold $350,000 of 6.7% unsecured senior notes due 2018. We used net proceeds from this offering of $344,226 (after placement and other offering expenses) to reduce borrowings under our revolving credit facility.

In order to fund capital improvements to our properties and acquisitions and to meet cash needs that may result from timing differences between our receipt of returns and rents and our desire or need to make distributions or pay operating expenses, we maintain a revolving credit facility with a group of institutional lenders. The maturity date of our revolving credit facility is October 24, 2010 and we have the option to extend the facility for one additional year upon payment of an extension fee. The annual interest rate payable for drawn amounts under the facility is LIBOR plus a premium (5.41% per annum at December 31, 2007). We may borrow up to $750,000 under the revolving credit facility and it includes a feature under which the maximum amount available for borrowing may be expanded to $1,500,000 in certain circumstances. Borrowings under our revolving credit facility are unsecured. We may draw, repay and redraw funds until maturity, and no principal repayment is due until maturity. As of December 31, 2007, we had a balance of $158,000 outstanding under our revolving credit facility.

At December 31, 2007, we had $23,401 of cash and cash equivalents and $592,000 available from our revolving credit facility. We expect to use existing cash balances, borrowings under our revolving credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions and other general business purposes.

Our term debt maturities (other than our revolving credit facility) are as follows: $150,000 in 2008; $50,000 in 2010; $125,000 in 2012; $300,000 in 2013; $300,000 in 2015; $275,000 in 2016; $300,000 in 2017; $350,000 in 2018; and $575,000 in 2027. We expect to fund the redemption of our $150,000 of 7% senior notes due March 1, 2008, with existing cash balances and borrowings under our revolving credit facility. Our 3.8% convertible senior notes are convertible if certain conditions are met (including certain changes in control) into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

As of December 31, 2007, we had one mortgage note we assumed in connection with our acquisition of one hotel with a current principal balance of $3,635. This mortgage note requires monthly payments of principal and interest of $32 and is expected to have a principal balance of $3,326 at maturity in 2011. None of our other debt obligations require principal or sinking fund payments prior to their maturity date. In connection with our acquisition of Petro, we acquired certain Petro properties which secure debt that was previously issued by Petro Centers. Upon closing of our acquisition of Petro, the Petro Centers debt assumed by TA was covenant defeased and funds were escrowed at closing by TA and used to redeem this debt on February 15, 2008.

When amounts are outstanding under our revolving credit facility and as the maturity or repurchase dates of our revolving credit facility and term debts approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives in the short term and long term may include incurring additional debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but does not assure that there will be buyers for such securities. Although there can be no assurance that we will complete any debt or equity security offerings or other financings, we believe we will have access to various types of financing, including investment grade debt or equity securities, with which to finance future acquisitions and capital expenditures and to pay our debt and other obligations.

As of December 31, 2007, our contractual obligations were as follows:

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$2,586,635	$150,077	$208,182	$128,376	$2,100,000
Ground Lease Obligations(1)	175,818	13,846	26,721	24,038	111,213
Capital improvements(2)	208,937	129,091	54,846	25,000	—
Projected interest expense(3)	1,296,964	143,542	274,937	247,547	630,938
Total	$4,268,354	$436,556	$564,686	$424,961	$2,842,151

(1) 14 of our hotels and 26 of our travel centers are on land leased partially or in its entirety. In each case the ground lessors are unrelated to us. Generally, payments of ground lease obligations are made by our managers or tenants. However, if a manager or tenant fails to perform obligations under a ground lease or elects not to renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected hotel or travel center.

(2) Represents amounts we expect to fund for capital improvements to our properties in addition to recurring FF&E reserve funding from hotel operations.

(3) Projected interest expense is attributable to only the long term debt obligations listed above at existing rates and is not intended to project future interest costs which may result from debt prepayments, new debt issuances or changes in interest rates.

As of December 31, 2007, we had no off-balance sheet arrangements, commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or partnerships. As of December 31, 2007, our secured debt obligations were limited to one mortgage note of $3,635 secured by a single property. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

DEBT COVENANTS

Our debt obligations at December 31, 2007, consist of our revolving credit facility, our $2,425,000 of unsecured term debt and convertible notes and our $3,635 mortgage note. Our unsecured term debt and convertible notes are governed by an indenture. This indenture and related supplements and our revolving credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain various financial ratios. As of December 31, 2007, we were in compliance with all of our covenants under our indenture and its supplements and our revolving credit facility agreement.

Neither our indenture and its supplements, nor our revolving credit facility contain provisions for acceleration which could be triggered by our debt ratings. However, under our revolving credit facility agreement, our senior debt rating is used to determine the fees and interest rate applied to borrowings.

Our public debt indenture and its supplements contain cross default provisions to any other debts of $20,000 or more. Similarly, a default on our public debt indenture would be a default on our credit facility.

RELATED PERSON TRANSACTIONS

As more fully described above, on January 31, 2007, we acquired TravelCenters and, in connection with the acquisition, restructured the business of TravelCenters so as to place its operating business in our subsidiary, TA, distributed all of the common shares of TA, to our shareholders in a spin off transaction, and leased 146 travel centers to TA for an average minimum rent of $170.7 million per year during the lease term. In order to effect the reorganization and spin off, we entered into a transaction agreement effective as of January 29, 2007, with TA and RMR. That agreement provided for certain of the steps in the restructuring of the TravelCenters business and the spin off. In addition, under this agreement TA entered into a management and shared services agreement with RMR, TA granted to us a right of first refusal to purchase, lease, mortgage or otherwise finance any interest it owns or acquires in a travel center before it is purchased, sold, leased, mortgaged or otherwise financed with another party, and TA agreed to indemnify us for liabilities relating to its business and operations for periods before and after the spin off and for liabilities relating to the ownership and operation of the leased travel centers which arise during the term of our lease with TA. On May 30, 2007, we purchased Petro and simultaneously leased the 40 travel centers owned by Petro to a subsidiary of TA for an initial minimum rent of $62.2 million per year. Starting in 2013, the lease requires TA to pay us additional rent calculated as certain percentages of increases in gross revenues at the leased travel centers. As a result of the transaction in January 2007 and the Petro lease in May 2007, we have on-going business dealings with TA, including funding improvements to the leased properties and adding or removing properties from the leases. RMR provides management services to us and to TA. Barry M. Portnoy, one of our managing trustees, is an owner and director of RMR and a managing director of TA. Adam D. Portnoy, our other managing trustee, is an owner, a director and president of RMR. Thomas M. O'Brien is a senior vice president of RMR and a managing director and president of TA. Because of the potential for conflicts of interests between the responsibilities of Messrs. Barry Portnoy, Adam Portnoy and Thomas O'Brien to us, RMR and TA, all transactions between us and TA are approved by our trustees who are independent of TA and RMR, and by TA's directors who are independent of us and RMR, respectively.

RMR presents investment and divestment opportunities to us and provides management and administrative services to us under an agreement. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250,000 and 0.5% thereafter, plus an incentive fee based upon increases in cash available for distribution per share, as defined. The incentive fee payable to RMR is paid in our common shares. On January 6, 2006, we entered into a management agreement with RMR to operate the office building component of one of our properties. Fees paid to RMR under this management agreement are based on a formula, generally 3% of gross collected rents as a property management fee and 5% of gross construction costs as a construction management fee. Aggregate fees earned by RMR from us during 2007 were $31,799, which includes an incentive fee of $1,862 which we plan to pay later in 2008 through the issuance of 53,541 of our common shares. RMR also provides the internal audit function for us and for other publicly traded companies to which it provides management or other services. Our audit committee appoints our director of internal audit and our compensation committee approves his salary and the other internal audit costs we pay. Our pro rata share of RMR's costs in providing that function was $169 in 2007. All transactions between us and RMR are approved by our compensation committee. Both our audit and compensation committees are solely composed of independent trustees.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our five most critical accounting policies are as follows:

Classification of Leases. Certain of our properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased property, appropriate present value discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

Allocation of Purchase Price and Recognition of Depreciation and Amortization Expense. The acquisition cost of each property investment is allocated to various property components such as land, buildings and equipment, and each component generally has a different useful life. For real estate acquired, we allocate the purchase price among building, land, furniture, fixtures and equipment, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and customer relationships. Acquisition cost allocations and the determination of the useful lives are based on our estimates or studies from independent experts. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The value of intangible assets is amortized over the shorter of its estimated useful life, or the term of the respective lease or the affected contract. The allocated cost of land is not depreciated. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods required by accounting principles generally accepted in the United States.

Impairment of Long Lived Assets. We periodically evaluate our real estate investments and intangible assets for impairment indicators. These indicators may include weak or declining operating profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related investment by comparing it to the expected future undiscounted cash flows to be generated from that investment. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows using standard industry valuation techniques. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future operating profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate, fail to record a charge when we should have done so or the amount of such charges may be inaccurate.

Variable Interest Entities. Under Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities", if an entity is determined to be a variable interest entity, it must be consolidated by the primary beneficiary. The primary beneficiary is the enterprise that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. Generally, expected losses and expected residual returns are the expected negative and positive variability, respectively, in the fair value of the variable interest entities' net assets. When our TRS enters a new operating agreement or materially modifies an existing operating agreement with a third party hotel manager we are required to assess if our TRS is or continues to be the primary beneficiary. This assessment requires us to make estimates of the future cash flows of our TRS. Incorrect assumptions or estimates of, among other things, occupancy, average daily room rate and operating expenses of our hotels may result in an inaccurate determination of the primary beneficiary.

Income Taxes. We account for income taxes in accordance with SFAS 109 "Accounting for Income Taxes." Under this method deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established to reduce deferred tax assets to the amounts that are expected to be realized when necessary. We have elected to be taxed as a REIT under the IRC and are generally not subject to federal and state income taxation on our operating income provided we distribute our taxable income to our shareholders and meet certain organization and operating requirements. We are subject to income tax in Canada, Puerto Rico and in certain states despite our REIT status. Further, we lease our managed hotels to our wholly owned TRS that, unlike most of our subsidiaries is generally subject to federal, state and foreign income tax. Our consolidated income tax provision (or benefit) includes the income tax provision (or benefit) related to the operations of the TRS and state and foreign income taxes incurred by us despite our tax status as a REIT. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that has a greater than 50% likelihood of being realized upon settlement. As required, we adopted FIN 48 effective January 1, 2007 and have concluded that the effect is not material to our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties operate. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

PROPERTY MANAGEMENT AGREEMENTS, LEASES AND OPERATING STATISTICS

As of December 31, 2007, we owned 292 hotels and 185 travel centers which are grouped into twelve combinations. Our ten hotel combinations are managed by or leased to subsidiaries of hotel operating companies including InterContinental, Marriott International, Inc., or Marriott Host Hotels & Resorts Inc., or Host, Barcelo Crestline Corporation, or Barcelo Crestline, Hyatt and Carlson. Our 185 travel centers are leased to and operated by subsidiaries of TA under two agreements.

The tables on the following pages summarize the key terms of our leases and management agreements as of December 31, 2007, and include statistics reported to us or derived from information reported to us by our managers and tenants. These statistics include coverage of our minimum returns or minimum rents and occupancy, average daily rate, or ADR, revenue per day per available room, or RevPAR, for our hotel properties. We consider these statistics, and the management agreement or lease security features also presented in the tables on the following pages, to be important measures of our managers' and tenants' success in operating our properties and their ability to continue to pay us. However, none of this third party reported information is a direct measure of our financial performance and none of it has been independently verified by us.

Property Brand:	**Courtyard by Marriott®**	**Residence Inn by Marriott®**	**Marriott®/ Residence Inn by Marriott®/ Courtyard by Marriott®/ TownePlace Suites by Marriott®/ SpringHill Suites by Marriott®**	**Residence Inn by Marriott®/ Courtyard by Marriott®/ TownePlace Suites by Marriott®/ SpringHill Suites by Marriott®**	**Staybridge Suites®**	**Candlewood Suites®**
Agreement Reference Name:	Marriott (no. 1)	Marriott (no. 2)	Marriott (no. 3)	Marriott (no. 4)	InterContinental (no. 1)	InterContinental (no. 2)
Number of Properties:	53	18	35	19	31	76
Number of Rooms / Suites:	7,610	2,178	5,382	2,756	3,844	9,220
Number of States:	24	14	15	14	16	29
Tenant:	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline.	Subsidiary of Host Subleased to Subsidiary of Barcelo Crestline.	Our TRS.	Subsidiary of Barcelo Crestline.	Our TRS.	Our TRS.
Manager:	Subsidiary of Marriott.	Subsidiary of Marriott.	Subsidiaries of Marriott.	Subsidiaries of Marriott.	Subsidiary of InterContinental.	Subsidiary of InterContinental.
Investment (000s)(1):	$585,229	$193,059	$472,410	$274,222	$436,708	$589,429
Security Deposit (000s):	$50,540	$17,220	$36,204	$28,508	$36,872(7)	—
End of Current Term:	2012	2010	2019	2015	2031	2028
Renewal Options(2):	3 for 12 years each.	1 for 10 years, 2 for 15 years each.	2 for 15 years each.	2 for 10 years each.	2 for 12.5 years each.	2 for 15 years each.
Annual Minimum Return / Minimum Rent (000s)(3):	$58,379	$19,287	$49,034	$28,508	$37,882	$50,000
Additional Return:	—	—	$1,173(6)	—	—	$10,000(6)
Percentage Return / Rent(4):	5.0% of revenues above 1994/95 revenues.	7.5% of revenues above 1996 revenues.	7.0% of revenues above 2000/01 revenues.	7.0% of revenues above 1999/2000 revenues.	7.5% of revenues above 2004/06 revenues.	7.5% of revenues above 2006 revenues.
Return / Rent Coverage(5):						
Year ended 12/31/07:	1.63x	1.33x	1.24x	1.22x	1.09x	1.43x
Year ended 12/31/06:	1.49x	1.34x	1.11x	1.21x	1.07x	1.35x
Other Security Features:	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	HPT controlled lockbox with minimum balance maintenance requirement; subtenant and subtenant parent minimum net worth requirement.	—	Tenant minimum net worth requirement.	Limited guarantee provided by InterContinental.	Limited guarantee provided by InterContinental.

(1) Amounts exclude expenditures made from FF&E reserves funded from hotel operations, but includes amounts funded by us separately from hotel operations.

(2) Renewal options may be exercised by the tenant or manager (when the property is leased to our TRS) for all, but not less than all, of the properties within each combination of properties.

(3) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(4) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(5) We define coverage as total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our operators or tenants), divided by the minimum returns or minimum rent payments due to us.

(6) These agreements provide for annual additional return payment to us in the amount listed to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve and payment of our minimum return and percentage return.

(7) A single $36,872 deposit secures InterContinental's obligations under the InterContinental No. 1, No. 3 and No. 4 portfolios.

Property Brand:	InterContinental®/ Crowne Plaza®/ Holiday Inn®/ Staybridge Suites®	Crowne Plaza®/ Holiday Inn®/ Staybridge Suites®	Hyatt Place™/ Amerisuites®	Radisson® Hotels & Resorts/Park Plaza® Hotels & Resorts/ Country Inns & Suites by Carlson®	TravelCenters of America	Petro Stopping Centers®	Total/ Range/ Average (all investments)
Agreement Reference Name:	InterContinental (no. 3)	InterContinental (no. 4)	Hyatt	Carlson	TA(1)	TA(2)	12
Number of Properties:	14	10	24	12	145	40	477
Number of Rooms / Suites:	4,139	2,937	2,895	2,262	—(9)	—	43,223(2)
Number of States:	7 plus Ontario and Puerto Rico	5	14	7	39	25	44 plus Ontario and Puerto Rico
Tenant:	Our TRS and a subsidiary of InterContinental.	Our TRS.	Our TRS.	Our TRS.	Subsidiary of TA.	Subsidiary of TA.	
Manager:	Subsidiaries of InterContinental.	Subsidiaries of InterContinental.	Subsidiary of Hyatt.	Subsidiary of Carlson.	TA.	TA.	
Investment (000s)(1):	$512,300	$230,649	$309,850	$211,309	$1,747,962	$654,288	$6,217,415
Security Deposit (000s):	$36,872(6)	$36,872(6)	—	—	—	—	$169,344
End of Current Term:	2029	2030	2030	2030	2022	2024	2010-2031 (average 16 years)
Renewal Options(2):	2 for 15 years each.	2 for 15 years each.	2 for 15 years each.	2 for 15 years each.	N/A	2 for 15 years each	
Annual Minimum Return/ Minimum Rent (000s)(3):	$42,873	$20,306	$23,050	$11,890	$155,713(10)	$62,225	$559,147
Additional Return:	$3,458(7)	$1,750(7)	50% of cash flow in excess of minimum return.(8)	50% of cash flow in excess of minimum return.(8)	—	—	$16,381
Percentage Return / Rent(4):	7.5% of revenues above 2006 revenues.	7.5% of revenues above 2006 revenues.	—	—	3% of non-fuel revenues and .3% of fuel revenues above 2011 revenues.	3% of non-fuel revenues and .3% of fuel revenues above 2012 revenues.	
Return / Rent Coverage(5):							
Year ended 12/31/07:	1.33x	1.39x	0.54x	1.63x	1.39x(11)	1.14x(11)	0.54x-1.63x
Year ended 12/31/06:	1.37x	1.51x	0.80x	1.36x	1.47x	1.3x	0.80x-1.51x
Other Security Features:	Limited guarantee provided by InterContinental.	Limited guarantee provided by InterContinental.	Limited guarantee provided by Hyatt.	Limited guarantee provided by Carlson.	TA parent guarantee.	TA parent guarantee.	

(1) Amounts exclude expenditures made from FF&E reserves funded from hotel operations, but includes amounts funded by us separately from hotel operations.

(2) Renewal options may be exercised by the tenant or manager (when the property is leased to our TRS) for all, but not less than all, of the hotels within each combination of properties.

(3) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Hotel management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(4) Certain of our management agreements and leases provides for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(5) We define coverage as total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions (which data is provided to us by our operators or tenants), divided by the minimum return or minimum rent payments due to us. For some combinations, amounts have been calculated using data for periods prior to our ownership of certain properties and prior to commencement of operating agreements.

(6) A single $36,872 deposit secures InterContinental's obligations under the InterContinental No. 1, No. 3 and No. 4 portfolios.

(7) These agreements provide for annual additional return payment to us of the amounts stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return and payment of certain management fees.

(8) These agreements provide for payment to us of 50% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(9) 18 of the TA properties include a hotel. The rooms associated with these hotels have been excluded from total hotel rooms.

(10) The amount of minimum rent payable to us by TA is scheduled to increase to $158,962, $162,625, $166,638, $171,613 and $176,620 in 2008, 2009, 2010, 2011 and 2012, respectively. The annual straight line rent for GAAP purposes is $171,389.

(11) Represents data for the 12 months ended September 30, 2007. Data for the period ended December 31, 2007 is not currently available from our tenant, TA.

The following tables summarize the operating statistics, including occupancy, ADR and RevPAR, reported to us by our hotel operators by management agreement or lease for the periods indicated:

Management Agreement/Lease	No. of Hotels	No. of Rooms/Suites	2007(1)	2006(1)	Change
ADR					
InterContinental (no. 1)(2)	31	3,844	$110.47	$104.38	5.8%
InterContinental (no. 2)	76	9,220	69.81	66.50	5.0%
InterContinental (no. 3)(3)(4)	14	4,139	141.79	134.49	5.4%
InterContinental (no. 4)(3)	10	2,937	109.64	101.22	8.3%
Marriott (no. 1)	53	7,610	123.67	117.76	5.0%
Marriott (no. 2)	18	2,178	119.69	112.81	6.1%
Marriott (no. 3)	35	5,382	116.65	110.34	5.7%
Marriott (no. 4)	19	2,756	116.47	114.74	1.5%
Hyatt	24	2,895	95.45	82.02	16.4%
Carlson	12	2,262	99.58	92.73	7.4%
Total/Average	292	43,223	$107.18	$101.04	6.1%
Occupancy					
InterContinental (no. 1)(2)	31	3,844	75.9%	76.0%	−0.1 pts
InterContinental (no. 2)	76	9,220	74.5%	75.7%	−1.2 pts
InterContinental (no. 3)(3)(4)	14	4,139	76.8%	75.1%	1.7 pts
InterContinental (no. 4)(3)	10	2,937	68.6%	71.8%	−3.2 pts
Marriott (no. 1)	53	7,610	69.2%	69.3%	−0.1 pts
Marriott (no. 2)	18	2,178	76.5%	79.9%	−3.4 pts
Marriott (no. 3)	35	5,382	75.7%	75.4%	0.3 pts
Marriott (no. 4)	19	2,756	73.0%	73.2%	−0.2 pts
Hyatt	24	2,895	58.8%	61.1%	−2.3 pts
Carlson	12	2,262	67.0%	63.6%	3.4 pts
Total/Average	292	43,223	72.2%	72.6%	−0.4 pts
RevPAR					
InterContinental (no. 1)(2)	31	3,844	$ 83.85	$ 79.33	5.7%
InterContinental (no. 2)	76	9,220	52.01	50.34	3.3%
InterContinental (no. 3)(3)(4)	14	4,139	108.89	101.00	7.8%
InterContinental (no. 4)(3)	10	2,937	75.21	72.68	3.5%
Marriott (no. 1)	53	7,610	85.58	81.61	4.9%
Marriott (no. 2)	18	2,178	91.56	90.14	1.6%
Marriott (no. 3)	35	5,382	88.30	83.20	6.1%
Marriott (no. 4)	19	2,756	85.02	83.99	1.2%
Hyatt	24	2,895	56.12	50.11	12.0%
Carlson	12	2,262	66.72	58.98	13.1%
Total/Average	292	43,223	$ 77.38	$ 73.36	5.5%

(1) Includes data for the calendar year indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(2) Excludes operating statistics of one hotel which was closed from May 2005 through May 2006 due to fire damage and a newly developed hotel acquired in April 2006.

(3) Includes data for periods prior to our ownership of certain hotels.

(4) Includes data for periods hotels were not operated by the current manager.

SEASONALITY

Our hotels and travel centers have historically experienced seasonal differences typical of their industries with higher revenues in the second and third quarters of calendar years compared with the first and fourth quarters. This seasonality is not expected to cause material fluctuations in our income or cash flow because our contractual management agreements and leases require our managers and tenants to make the substantial portion of our return payments and rents to us in equal amounts throughout a year. Seasonality may affect our hotel operating revenues, but we do not expect seasonal variations to have a material impact upon our financial results of operations or upon our managers' or tenants' ability to meet their contractual obligations to us.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage returns and rents which we receive based upon a percentage of gross revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our managers' or tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if the operating income from our properties becomes insufficient to pay our returns or rents. To mitigate the adverse impact of insufficient income at our properties, all of our operating agreements contain security features, such as security deposits or guarantees of our returns or rents. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future; the decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (dollar amounts in thousands)

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2006. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

As of December 31, 2007, our outstanding publicly tradable debt consisted of eight issues of fixed rate, senior unsecured notes and one issue of fixed rate convertible senior notes:

Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
$ 150,000	7.000%	$ 10,500	2008	Semi-Annually
50,000	9.125%	4,563	2010	Semi-Annually
125,000	6.850%	8,563	2012	Semi-Annually
300,000	6.750%	20,250	2013	Semi-Annually
300,000	5.125%	15,375	2015	Semi-Annually
275,000	6.300%	17,325	2016	Semi-Annually
300,000	5.625%	16,875	2017	Semi-Annually
350,000	6.700%	23,450	2018	Semi-Annually
575,000	3.800%	21,850	2027(1)	Semi-Annually
$ 2,425,000		$138,751		

(1) The convertible senior notes are convertible if certain conditions are met (including certain changes in control) into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017, and March 15, 2022, or upon the occurrence of certain change in control events.

Except as described in the footnote to the table above, no principal repayments are due under these notes until maturity. Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. However, if at maturity these notes were refinanced at interest rates which are 10% higher than shown above, our per annum interest cost would increase by approximately $13,875. Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt while decreases in market interest rates increase the fair value of our fixed rate debt.

Based on the balances outstanding at December 31, 2007, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $90,557. Change in the trading price of our common shares may also affect the fair value of our $575,000 of convertible senior notes.

Each of these fixed rate unsecured debt arrangements allows us to make repayments earlier than the stated maturity date. We are generally allowed to make prepayments only at face value plus a premium equal to a make-whole amount, as defined, which is generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity.

At December 31, 2007, we had one mortgage payable secured by one hotel, with a fixed rate of 8.3% that matures on July 1, 2011. This note requires principal and interest payments through maturity pursuant to an amortization schedule and contains a provision that allows us to make repayment at a premium to face value.

Our revolving credit facility bears interest at floating rates and matures in October 2010. We can extend the maturity for one year for a fee. At December 31, 2007, we had $158,000 outstanding and $592,000 available for drawing under our revolving credit facility. Repayments under this agreement may be made at any time without penalty. We borrow in U.S. dollars and borrowings under these agreements are subject to interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar short term interest rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding indebtedness of $158,000 under our revolving credit facility was 5.41% per annum at December 31, 2007. The following table presents the impact a 10% change in interest rates would have on our weighted average floating rate interest expense as of December 31, 2007:

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	**Outstanding Debt**	**Total Interest Expense Per Year**
At December 31, 2008	5.41%	$158,000	$8,548
10% increase	5.95%	$158,000	$9,401
10% reduction	4.87%	$158,000	$7,695

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving credit facility or Acquisition Facility.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE BUT ARE NOT LIMITED TO STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATION, OR THE INTENT, BELIEF OR EXPECTATION OF OUR TRUSTEES AND OFFICERS WITH RESPECT TO:

- OUR MANAGERS' OR TENANTS' ABILITY TO PAY RETURNS OR RENT TO US;
- OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES;
- OUR INTENT TO REFURBISH CERTAIN OF OUR PROPERTIES;
- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS;
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST;
- OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO RAISE CAPITAL;
- LITIGATION AFFECTING US; AND
- OTHER MATTERS.

ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING THE RECENT CHANGES IN THE CAPITAL MARKETS) ON US AND OUR MANAGERS AND TENANTS;
- COMPLIANCE WITH AND CHANGES TO LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES;
- DISCOVERY AND JUDICIAL DECISIONS DURING LITIGATION; AND
- COMPETITION WITHIN THE REAL ESTATE, HOTEL AND TRAVEL CENTER INDUSTRIES GENERALLY AND AMONG REITS.

FOR EXAMPLE:

- IF THE AVAILABILITY OF DEBT CAPITAL MARKET REMAINS RESTRICTED OR BECOMES MORE RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE.
- HOTEL ROOM DEMAND IS USUALLY A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY; AND IF HOTEL ROOM DEMAND BECOMES DEPRESSED BECAUSE OF A GENERAL SLOWING OF THE ECONOMY, THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE, THE FINANCIAL RESULTS OF OUR MANAGERS AND TENANTS MAY DECLINE AND OUR OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS.
- A SLOWING OF THE ECONOMY GENERALLY MAY RESULT IN LESS DEMAND FOR SERVICES AT OUR TRAVEL CENTERS; IF TRUCKING ACTIVITY DECLINES, OUR TRAVEL CENTER TENANTS MAY BECOME UNABLE TO PAY OUR RENTS;
- LITIGATION AFFECTING US MAY HAVE RESULTS DIFFERENT THAN WE NOW ANTICIPATE; AND
- WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, AQCUISITION FINANCING TERMS, MANAGEMENT AGREEMENTS OR LEASE TERMS FOR NEW PROPERTIES.

THESE UNEXPECTED RESULTS COULD OCCUR FOR MANY DIFFERENT REASONS, SOME OF WHICH, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR MANAGERS' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL.

OTHER RISKS MAY ADVERSELY IMPACT US.

FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR RELEASE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2007 consolidated financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting. Its report appears elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Hospitality Properties Trust:

We have audited the accompanying consolidated balance sheets of Hospitality Properties Trust as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hospitality Properties Trust at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hospitality Properties Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Shareholders of Hospitality Properties Trust:

We have audited Hospitality Properties Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hospitality Properties Trust's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting under the heading Management Report on Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hospitality Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Hospitality Properties Trust and our report dated February 21, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 21, 2008

HOSPITALITY PROPERTIES TRUST

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)

	As of December 31, 2007	As of December 31, 2006
ASSETS		
Real estate properties, at cost:		
Land	$ 1,377,520	$ 582,562
Buildings, improvements and equipment	4,818,711	3,436,219
	6,196,231	4,018,781
Accumulated depreciation	(849,470)	(702,513)
	5,346,761	3,316,268
Cash and cash equivalents	23,401	553,256
Restricted cash (FF&E escrow)	28,134	27,363
Other assets, net	281,011	60,576
	$ 5,679,307	$ 3,957,463
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 158,000	$ —
Senior notes, net of discounts	1,842,756	1,196,130
Convertible senior notes	575,000	—
Mortgage payable	3,635	3,700
Security deposits	169,406	185,366
Dividends payable	4,754	1,914
Accounts payable and other liabilities	134,705	119,536
Due to affiliate	4,617	3,277
Total liabilities	2,892,873	1,509,923
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, no par value, 100,000,000 shares authorized:		
Series B preferred shares; 8⅞% cumulative redeemable; 3,450,000 shares issued and outstanding, aggregate liquidation preference $86,250	83,306	83,306
Series C preferred shares; 7% cumulative redeemable; 12,700,000 shares and none issued and outstanding, respectively, aggregate liquidation preference $317,500	306,833	—
Common shares of beneficial interest; $0.01 par value; 150,000,000 shares authorized, 93,892,719 and 86,284,251 shares issued and outstanding, respectively	939	863
Additional paid-in capital	3,048,881	2,703,687
Cumulative net income	1,711,079	1,380,111
Cumulative preferred distributions	(93,761)	(66,992)
Cumulative common distributions	(2,270,843)	(1,653,435)
Total shareholders' equity	2,786,434	2,447,540
	$ 5,679,307	$ 3,957,463

The accompanying notes are an integral part of these financial statements.

HOSPITALITY PROPERTIES TRUST
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)

	Year ended December 31, 2007	2006	2005
Revenues:			
Hotel operating revenues	$ 941,455	$ 879,324	$682,541
Rental income:			
Minimum rent	310,764	115,461	110,869
Percentage rent	6,055	5,188	3,463
	316,819	120,649	114,332
FF&E reserve income	22,286	20,299	19,767
Interest income	4,919	2,674	1,373
Total revenues	1,285,479	1,022,946	818,013
Expenses:			
Hotel operating expenses	657,000	618,334	476,858
Interest (including amortization of deferred financing costs of $3,659, $2,584 and $2,894, respectively)	140,517	81,451	65,263
Depreciation and amortization	216,688	141,198	127,242
General and administrative	37,223	25,090	22,514
Loss on asset impairment	1,332	—	7,300
TA spin off costs	2,711	—	—
Total expenses	1,055,471	866,073	699,177
Income before income taxes	230,008	156,873	118,836
Income tax expense	(2,191)	(372)	(57)
Income from continuing operations	227,817	156,501	118,779
Discontinued operations:			
Income from discontinued operations	7,440	12,538	11,124
Gain on sale of real estate used by discontinued operations	95,711	—	—
Net Income	330,968	169,039	129,903
Preferred distributions	26,769	7,656	7,656
Net income available for common shareholders	$ 304,199	$ 161,383	$122,247
Weighted average common shares outstanding	93,109	73,279	69,866
Basic and diluted earnings per common share:			
Income from continuing operations available for common shareholders	$ 2.16	$ 2.03	$ 1.59
Income from discontinued operations available for common shareholders	$ 1.11	$ 0.17	$ 0.16
Net income available for common shareholders	$ 3.27	$ 2.20	$ 1.75

The accompanying notes are an integral part of these financial statements.

HOSPITALITY PROPERTIES TRUST
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands, except share data)

	Preferred Shares					Common Shares					
	Series B		Series C								
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Cumulative Preferred Distributions	Number of Shares	Common Shares	Cumulative Common Distributions	Additional Paid-in Capital	Cumulative Net Income	Total
Balance at December 31, 2004	3,450,000	$83,306	—	$ —	$(51,680)	67,203,228	$672	$(1,287,530)	$1,859,936	$1,081,169	$1,685,873
Issuance of shares, net	—	—	—	—	—	4,700,000	47	—	199,186	—	199,233
Common share grants	—	—	—	—	—	17,350	—	—	761	—	761
Redemption of preferred shares	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	129,903	129,903
Distributions	—	—	—	—	(7,656)	—	—	(152,659)	—	—	(160,315)
Balance at December 31, 2005	3,450,000	83,306	—	—	(59,336)	71,920,578	719	(1,440,189)	2,059,883	1,211,072	1,855,455
Issuance of shares, net	—	—	—	—	—	14,300,000	143	—	641,509	—	641,652
Common share grants	—	—	—	—	—	63,673	1	—	2,295	—	2,296
Net income	—	—	—	—	—	—	—	—	—	169,039	169,039
Distributions	—	—	—	—	(7,656)	—	—	(213,246)	—	—	(220,902)
Balance at December 31, 2006	3,450,000	83,306	—	—	(66,992)	86,284,251	863	(1,653,435)	2,703,687	1,380,111	2,447,540
Issuance of shares, net	—	—	12,700,000	306,833	—	7,550,000	75	—	343,376	—	650,284
Common share grants	—	—	—	—	—	58,468	1	—	1,818	—	1,819
Net income	—	—	—	—	—	—	—	—	—	330,968	330,968
Distributions	—	—	—	—	(26,769)	—	—	(280,158)	—	—	(306,927)
Distribution of TA	—	—	—	—	—	—	—	(337,250)	—	—	(337,250)
Balance at December 31, 2007	3,450,000	$83,306	12,700,000	$306,833	$(93,761)	93,892,719	$939	$(2,270,843)	$3,048,881	$1,711,079	$2,786,434

The accompanying notes are an integral part of these financial statements.

HOSPITALITY PROPERTIES TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 330,968	$ 169,039	$ 129,903
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	218,319	144,404	131,792
Amortization of deferred financing costs as interest	3,659	2,584	2,894
Straight line rent adjustments	(15,851)	(113)	—
Other non-cash (income) expense, net	(4,363)	(2,969)	(2,952)
FF&E reserve income and deposits	(57,912)	(46,095)	(32,338)
Gain on sale of real estate used by discontinued operations	(95,711)	—	—
Loss on asset impairment	1,332	—	7,300
Changes in assets and liabilities:			
Increase in other assets	(14,089)	(2,488)	(1,091)
Increase in accounts payable and other	19,147	5,462	6,492
Increase in due to affiliate	2,730	1,729	306
Cash provided by operating activities	388,229	271,553	242,306
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(2,629,215)	(320,776)	(443,104)
FF&E reserve fundings	(64,241)	(72,556)	(45,390)
Real estate acquisition deposit	—	—	(10,000)
Sale of real estate used by discontinued operations	205,350	—	—
Increase (decrease) in security deposits	(15,960)	2	10,000
Proceeds from sale of real estate	—	—	3,227
Cash used in investing activities	(2,504,066)	(393,330)	(485,267)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	343,451	641,652	199,233
Proceeds from issuance of preferred shares, net	306,833	—	—
Issuance of senior notes, net of discount	645,843	273,974	299,442
Issuance of convertible senior notes, net of discount	575,000	—	—
Draws on revolving credit facility	1,022,000	511,000	319,000
Repayments of revolving credit facility	(864,000)	(546,000)	(356,000)
Draws on interim credit facility	1,400,000	—	—
Repayments of interim credit facility	(1,400,000)	—	—
Deferred finance costs incurred	(17,892)	(3,259)	(7,339)
Distributions to preferred shareholders	(23,929)	(7,656)	(7,656)
Distributions to common shareholders	(280,158)	(213,246)	(201,045)
Distribution of TA to common shareholders	(121,166)	—	—
Cash provided by financing activities	1,585,982	656,465	245,635
Increase (decrease) in cash and cash equivalents	(529,855)	534,688	2,674
Cash and cash equivalents at beginning of year	553,256	18,568	15,894
Cash and cash equivalents at end of year	$ 23,401	$ 553,256	$ 18,568
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 119,200	$ 78,157	$ 56,597
NON-CASH INVESTING ACTIVITIES:			
Property managers deposits in FF&E reserve	58,668	44,946	31,056
Purchases of fixed assets with FF&E reserve	(122,138)	(116,129)	(76,860)
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	1,819	2,296	761
Distribution of net assets of TravelCenters of America LLC	(216,084)	—	—

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except per share data)

1. Organization

Hospitality Properties Trust, or HPT, we or us, is a real estate investment trust, or REIT, organized on February 7, 1995, under the laws of the State of Maryland, which invests in real estate used in hospitality industries.

At December 31, 2007, HPT, directly and through subsidiaries, owned 292 hotels and 185 travel centers. At December 31, 2007, our properties were leased to and or operated by subsidiaries of the following companies: Host Hotels & Resorts, Inc., or Host; Marriott International, Inc., or Marriott; InterContinental Hotels Group, plc, or InterContinental; Barcelo Crestline Corporation, or Barcelo Crestline; Global Hyatt Corporation, or Hyatt; Carlson Hotels Worldwide, or Carlson; and TravelCenters of America, LLC, or TA. Hereinafter these hotel and travel center operators are sometimes referred to as managers and/or tenants.

2. Summary of Significant Accounting Policies

Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries, all of which are 100% owned directly or indirectly by HPT. We have determined that each of our taxable REIT subsidiaries, or TRSs, is a variable interest entity that must be consolidated because we are the primary beneficiary. All intercompany transactions and balances have been eliminated.

Real Estate Properties. We record real estate properties at cost. We allocate the cost of real estate acquired among building, land, furniture, fixtures and equipment, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and customer relationships. We depreciate real estate properties on a straight line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property and we amortize finite lived intangible assets over the shorter of their useful lives or the term of the associated lease.

Intangible Assets and Liabilities. Intangible assets consist of acquired trademarks and tradenames and below market ground leases. Intangible liabilities consist of acquired above market ground leases. We do not amortize our indefinite life trademarks and tradenames, but we evaluate them for impairment. We amortize above and below market ground leases on a straight line basis over the term of the lease (19 and 11 years on a weighted average basis for intangible assets and liabilities, respectively). We include intangible assets in other assets and intangible liabilities in accounts payable and other liabilities in the accompanying consolidated balance sheet. At December 31, 2007, our intangible assets and liabilities were as follows:

Assets:	
Tradenames and trademarks	$142,600
Below market ground leases, net of accumulated amortization of $3,208	45,868
	$188,468
Liabilities:	
Above market ground leases, net of accumulated amortization of $2,492	$ 8,158

We had no intangible assets or liabilities at December 31, 2006. For the year ended December 31, 2007, amortization relating to intangible assets and liabilities were $3,284 and $1,206, respectively.

(dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

As of December 31, 2007, amortization expense relating to intangible assets and liabilities is projected as follows:

	Intangible Assets	Intangible Liabilities
2008	$ 2,744	$ (865)
2009	2,744	(734)
2010	2,744	(726)
2011	2,744	(695)
2012	2,744	(653)
Thereafter	32,148	(4,486)
	$45,868	$(8,158)

Impairment of Long Lived Assets. We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of our long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows of the asset to determine if an impairment loss should be recognized. We determine the amount of an impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We estimate fair value by evaluating recent financial performance and projecting discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of its long lived assets. If we change estimated lives, we allocate the carrying values of affected assets over the revised remaining lives.

Cash and Cash Equivalents. We consider highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

Restricted Cash. Restricted cash consists of amounts escrowed to fund periodic renovations and improvements at our hotels.

Deferred Financing Costs. We capitalize costs incurred to borrow and we amortize that cost as interest expense over the term of the related borrowing. Deferred financing costs were $25,352 and $10,335 at December 31, 2007 and 2006, respectively, net of accumulated amortization of $8,210 and $5,335, respectively, and are included in other assets, net, in the accompanying consolidated balance sheet. Future amortization of deferred financing fees to be recognized by us during the current terms of our loans as of December 31, 2007, are approximately $3,089 million in 2008, $3,063 million in 2009, $2,810 million in 2010, $1,918 million 2011, $1,909 million in 2012 and $12,563 million thereafter.

Revenue Recognition. We report hotel operating revenues for managed hotels in our consolidated statement of income. We generally recognize hotel operating revenues, consisting primarily of room, food and beverage sales when services are provided. Our share of the net operating results of our managed hotels in excess of the minimum returns due us, or additional returns, are generally determined annually. We recognize additional returns due to us under our management agreements as income at year end when all contingencies are met and the income is earned. We recognized additional returns of $24,181, $20,029 and $13,568 in 2007, 2006 and 2005, respectively.

We recognize rental income from operating leases on a straight line basis over the life of the lease agreements. Rental income includes $15,851, $113, and $0 of adjustments necessary to record rent on the straight line basis in 2007, 2006 and 2005, respectively. Percentage rent due to us under our leases is generally determined annually and is recognized as income at year end when all contingencies are met and the rent is earned. We recognized percentage rental income of $6,055, $5,188 and $3,463 in 2007, 2006 and 2005, respectively.

(dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

We own all the capital expenditure reserves, or FF&E reserve escrows, for hotels leased to our TRSs and leased to third parties. We do not report the amounts which are escrowed as FF&E reserves for hotels leased to our TRSs as FF&E reserve income. We report deposits by our third party tenants into the escrow account as FF&E reserve income.

Per Common Share Amounts. We compute per common share amounts using the weighted average number of common shares outstanding during the period. We had no dilutive common share equivalents during the periods presented.

Reclassifications. We reclassified prior year's financial statements to conform to the current year's presentation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Segment Information. As of December 31, 2007, we have two reportable business segments: hotel and travel center real estate investments. Prior to January 31, 2007, our only reportable segment was hotel real estate investments.

Income Taxes. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended and, as such, are generally not subject to federal and most state income taxation on our operating income provided we distribute our taxable income to our shareholders and meet certain organization and operating requirements. We are subject to income tax in Canada, Puerto Rico and certain states despite our REIT status. Further, we lease our managed hotels to our wholly owned TRSs that, unlike most of our subsidiaries, file a separate consolidated tax return and are subject to federal, state and foreign income taxes. Our consolidated income tax provision (or benefit) includes the income tax provision (or benefit) related to the operations of our TRSs and certain state and foreign income taxes incurred by us despite our REIT status.

New Accounting Pronouncement. In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement. As required, we adopted FIN 48 effective January 1, 2007, and concluded that the effect was not material to our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48. Tax returns filed for the 2003 through 2007 tax years are subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement", or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 157 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", or SFAS No. 159, which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after

(dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

November 15, 2007. We are currently evaluating the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

3. Shareholders' Equity

We reserved an aggregate of 3,128,791 shares of our common shares to be issued under the terms of the 1995 Incentive Share Award Plan and the 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. During the years ended December 31, 2007, 2006 and 2005, 23,290 common shares with an aggregate market value of $950, 25,950 common shares with an aggregate market value of $1,224 and 15,850 common shares with an aggregate market value of $698, respectively, were awarded to our officers and certain employees of our manager pursuant to these plans. In January 2007, we issued 1,500 common shares with a market value of $71 to our two new trustees at the time of their election as trustees. In addition, each of our trustees were awarded 750 common shares in 2007 with an aggregate market value of $166 and 750 common shares each in 2006 with an aggregate value of $153, as part of their annual fees. Our independent trustees were each awarded 750 common shares in 2005 with an aggregate market value of $64, as part of their annual fees. The shares awarded to our trustees vest immediately. The shares awarded to our officers and certain employees of our manager vest in three or five annual installments beginning on the date of grant. Share awards are expensed over their vesting period and are included in general and administrative expenses. At December 31, 2007, 2,740,838 of our common shares remain reserved for issuance under the Award Plans.

Under the terms of our management agreement with Reit Management & Research LLC, or RMR, on March 26, 2007, we issued 29,928 common shares in payment of an incentive fee of $1,390 for services rendered by RMR during 2006.

In January 2007, we sold 1,800,000 of our common shares at a price of $47.51 per share in a public offering pursuant to an over allotment option granted to the underwriters of our December 2006 common share offering. Net proceeds from this sale of $81,775 (after underwriting and other offering expenses) were used to partially fund our acquisition of TravelCenters of America, Inc., or TravelCenters (see Note 8).

In February 2007, we sold 5,750,000 of our common shares at a price of $47.67 per share in a public offering. Net proceeds from these sales of $261,677 (after underwriting and other offering expenses) were used to reduce borrowings under our $1,400,000 interim loan borrowing, or the Acquisition Facility (see Note 8).

In February 2007, we sold 12,700,000 Series C cumulative redeemable preferred shares at a price of $25.00 per share in a public offering. Net proceeds from these sales of $306,833 (after underwriting and other offering expenses) were used to reduce borrowings under our Acquisition Facility (see Note 8). Each of our Series C preferred shares has a distribution rate of $1.75 per annum, payable in equal quarterly amounts, and a liquidation preference of $25.00 per share ($317,500 in aggregate). The Series C preferred shares are redeemable at our option for $25.00 each plus accrued and unpaid distributions at any time on or after February 15, 2012.

Each of our 3,450,000 Series B cumulative redeemable preferred shares has a distribution rate of $2.21875 per annum, payable in equal quarterly amounts, and a liquidation preference of $25.00 ($86,250 in aggregate). Series B preferred shares are redeemable at our option for $25.00 each plus accrued and unpaid distributions at any time on or after December 10, 2007.

Cash distributions paid or payable by us to our common shareholders for the years ended December 31, 2007, 2006 and 2005, were $3.06 per share, $2.95 per share and $2.90 per share, respectively. Further, as described in Note 8, in January 2007, we distributed all of the shares of our former subsidiary, TA, to our common shareholders. The characterization for income tax reporting purposes of the distributions to our common shareholders in 2007 is as follows: 45.05% ordinary income, 11.53% capital gain, 39.23% return of capital, and 4.19% un-recaptured section 1250 gain. In 2006 and 2005, the characterization was 82.6% and 96.9% ordinary income, respectively, and 17.4% and 3.1% return of capital, respectively.

(dollars in thousands, except per share data)

4. Management Agreements and Leases

As of December 31, 2007, we owned 292 hotels and 185 travel centers which are grouped into twelve combinations. We do not operate any of our properties. 201 of our hotels are leased to our TRSs and managed by an independent hotel operating company and 91 are leased to third parties. Our ten hotel combinations are managed by or leased to separate subsidiaries of hotel operating companies including InterContinental, Marriott, Host, Barcelo Crestline, Hyatt, and Carlson. Our hotel agreements have initial terms expiring between 2010 and 2031. Each of these agreements is for a combination of between 10 and 76 of our hotels. The agreements contain renewal options for all, but not less than all, of the affected properties, and the renewal terms total 20 to 40 years. Each agreement generally requires the third party manager or tenant to: (i) make payments to us of minimum returns or minimum rents; (ii) deposit a percentage of total hotel sales into reserves established for the regular refurbishment of our hotels, or FF&E reserves; (iii) make payments to us of percentage returns or rent of 5% to 10% of increases in gross hotel revenues over threshold amounts and/or, in certain circumstances, make payments to our TRSs of additional returns based on increases in hotel operating income. Some of the third party managers or tenants have provided deposits or guarantees to secure their obligation to pay us. Our 185 travel centers are leased to and operated by separate subsidiaries of TA under two agreements. Our lease for 145 travel centers expires in 2022. Our lease for 40 travel centers expires in 2024 and has two fifteen year renewal options. Both of the leases with TA require them to: (i) make minimum payments to us of minimum rents; and (ii) pay us 3% of non-fuel revenue and .3% of fuel revenues over threshold amounts to be established in 2011 and 2012 respectively and (iii) maintain the leased travel centers, including structural and non-structural components. TA has provided guarantees of the tenants obligations under the leases.

As of December 31, 2007, our management agreements and leases provide for minimum return payments or minimum rents to be paid to us during the remaining initial terms as follows:

2008	$ 564,604
2009	568,679
2010	572,693
2011	558,381
2012	563,438
Thereafter	6,169,859
	$8,997,654

As of December 31, 2007, the average remaining initial terms of our leases and management agreements, weighted based on minimum returns or rents from third parties, was approximately 15.5 years, and the weighted average remaining total term, including renewal options which may be exercised, was 38 years.

Our hotel operating agreements generally provide that, if necessary, we will provide our managers and tenants funding for capital improvements to our properties in excess of amounts available in escrowed FF&E reserves. To the extent that we make such additional fundings, our annual minimum returns or rent generally increase by a percentage of the amount we fund. One of our leases with TA provides for us to fund up to $25 million annually for the first five years of the lease for certain specified capital improvements to the leased travel centers. This funding is cumulative and may be drawn by TA from us in subsequent years until December 2015. We will own all capital improvements funded by us under this agreement. There will not be any adjustment in our minimum rent as we fund these amounts. At December 31, 2007, we expect to provide funding for capital improvements at our hotels and travel centers of approximately $129,000 in 2008.

We settled all our outstanding claims with Prime Hospitality Corp., or Prime, a former manager, arising from its July 2003 lease default by entering a management agreement for our 24 AmeriSuites® hotels effective on January 1, 2004. The balance of the retained deposits and the value of other property received from Prime pursuant to this settlement, totaling approximately $44,281, is being amortized into our income on a straight line basis over the initial 15 year term of the management contract for the affected hotels. The unamortized balance of $32,473 at December 31, 2007, is included in accounts payable and other liabilities in the accompanying consolidated balance sheet. In October 2004, Prime was sold to the Blackstone Group, or Blackstone. In January 2005, Blackstone sold the AmeriSuites® brand and transferred operating responsibility for these hotels to Hyatt.

(dollars in thousands, except per share data)

5. Real Estate Properties

Our real estate properties, at cost, consisted of land of $1,377,520, buildings and improvements of $4,305,529 and furniture, fixtures and equipment of $513,182, as of December 31, 2007; and land of $582,562, buildings and improvements of $3,027,204 and furniture, fixtures and equipment of $409,015 as of December 31, 2006. In December 2007, our board of trustees authorized us to pursue the sale of three hotels. In connection with this decision, we recorded a $1,332 loss on asset impairment to reduce the carrying value of one hotel to its estimated net realizable value less costs to sell. The $15,767 carrying value of the hotels held for sale at December 31, 2007, is included in other assets in the accompanying consolidated balance sheet. In February 2008, we sold one hotel with a carrying value of $6,951 for net proceeds of approximately $7,644. During 2007, 2006 and 2005, we invested $64,241, $72,555 and $45,390, respectively, in certain of our properties that are leased to or managed by others, which resulted in increases in our annual minimum returns and rents of $6,003, $6,981 and $2,384 in 2007, 2006 and 2005, respectively.

At December 31, 2007, 14 of our hotels were on leased land. In each case, the remaining term of the ground lease (including renewal options) is in excess of 27 years, and the ground lessors are unrelated to us. Ground rent payable under nine of the ground leases is generally calculated as a percentage of hotel revenues. 12 of the 14 ground leases require minimum annual rents ranging from approximately $102 to $556 per year; future rents under two ground leases have been pre-paid. 26 of our travel centers are on land leased partially or in its entirety. The remaining terms on the leases range from two to 35 years with rents ranging from approximately $2 to $2,043 per year. Generally payments of ground lease obligations are made by our managers or tenants. However, if a manager or tenant did not perform obligations under a ground lease or did not renew any ground lease, we might have to perform obligations under the ground lease or renew the ground lease in order to protect our investment in the affected property. Any pledge of our interests in a ground lease may require the consent of the applicable ground lessor and its lenders.

6. Indebtedness

At December 31, 2007 and 2006, our indebtedness was as follows:

	As of December 31,	
	2007	2006
Senior Notes, due 2008 at 7%	$ 150,000	$ 150,000
Senior Notes, due 2010 at 9.125%	50,000	50,000
Senior Notes, due 2012 at 6.85%	125,000	125,000
Senior Notes, due 2013 at 6.75%	300,000	300,000
Senior Notes, due 2015 at 5.125%	300,000	300,000
Senior Notes, due 2016 at 6.3%	275,000	275,000
Senior Notes, due 2017 at 5.625%	300,000	—
Convertible Senior Notes, due 2027 at 3.8%	575,000	—
Senior Notes, due 2018 at 6.7%	350,000	—
Unamortized discounts	(7,244)	(3,870)
Total unsecured senior notes	2,417,756	1,196,130
Unsecured revolving credit facility	158,000	—
Mortgage Note, due 2011 at 8.3%	3,635	3,700
	$2,579,391	$1,199,830

All of our senior notes are prepayable at any time prior to their maturity date at par plus accrued interest plus a premium equal to a make whole amount, as defined, generally designed to preserve a stated yield to the noteholder. Interest on all of our senior notes is payable semi-annually in arrears.

We have a $750,000, interest only, unsecured revolving credit facility with a group of institutional lenders. Our credit facility matures in October 2010 and may be extended at our option to October 2011 upon payment of an

(dollars in thousands, except per share data)

6. Indebtedness (Continued)

extension fee. Funds may be drawn, repaid and redrawn until maturity, and no principal payment is due until maturity. The interest rate on drawings under the credit facility is LIBOR plus a spread (5.41% per annum at December 31, 2007). As of December 31, 2007, we had $158,000 outstanding under our revolving credit facility and $592,000 available to be drawn for acquisitions and general business purposes. During 2007, 2006 and 2005, the weighted average interest rate on the amounts outstanding under our revolving credit facility was 5.9%, 5.6% and 4.2%, respectively.

In March 2007, we sold $575,000 of 3.8% convertible senior notes due 2027. Net proceeds from these offerings of $562,525 (after placement and other offering expenses) were used to repay amounts outstanding under the Acquisition Facility (see Note 8) and for general business purposes. The convertible senior notes are convertible if certain conditions are met (including certain changes in control) into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017, and March 15, 2022, or upon the occurrence of certain change in control events.

On March 12, 2007, we sold $300,000 of 5.625% senior notes due 2017. Net proceeds from this offering of $296,468 (after placement and other offering expenses) were used to reduce borrowings under our Acquisition Facility (see Note 8).

On September 24, 2007, we sold $350,000 of 6.7% unsecured senior notes due 2018. Net proceeds from this offering of $344,226 (after underwriting and other offering expenses) were used to reduce borrowings under our revolving credit facility.

Our revolving credit agreement and note indenture and its supplements contain financial covenants which, among other things, restrict our ability to incur indebtedness and require us to maintain financial ratios and a minimum net worth. We were in compliance with these covenants during the periods presented.

As of December 31, 2007 and 2006, the estimated aggregate fair values of our indebtedness were as follows:

	As of December 31,	
	2007	2006
Revolving credit facility at 5.41%	$ 158,000	$ —
Senior Notes, due 2008 at 7%	153,738	154,860
Senior Notes, due 2010 at 9.125%	55,582	57,263
Mortgage Note, due 2011 at 8.3%	4,254	4,279
Senior Notes, due 2012 at 6.85%	131,053	134,953
Senior Notes, due 2013 at 6.75%	308,985	321,667
Senior Notes, due 2015 at 5.125%	278,414	292,082
Senior Notes, due 2016 at 6.3%	265,262	284,739
Senior Notes, due 2017 at 5.625%	277,600	—
Convertible Senior Notes, due 2027 at 3.8%	604,922	—
Senior Notes, due 2018 at 6.7%	347,505	—
	$2,585,315	$1,249,843

We estimate fair value of our indebtedness using discounted cash flow analysis and currently prevailing interest rates.

(dollars in thousands, except per share data)

7. Income Taxes

Our provision for income taxes consists of the following:

	For the years ended December 31, 2007	2006	2005
Current— Federal	$ 70	$ —	$ 6
State	1,410	225	—
Foreign	761	105	—
	2,241	330	6
Deferred—Federal	—	—	—
State	—	—	—
Foreign	(50)	42	51
	(50)	42	51
Income tax provision	$2,191	$372	$57

A reconciliation of our effective tax rate and the U.S. Federal statutory income tax rate is as follows:

	For the year ended December 31, 2007	2006	2005
Taxes at statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Nontaxable income of HPT	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal tax benefit	4.2%	4.0%	3.9%
Alternative Minimum Tax	0.1%	0.0%	0.0%
Foreign taxes	0.2%	0.1%	0.0%
Change in valuation allowance	(0.5)%	(1.0)%	(0.2)%
Other differences, net	(3.4)%	(2.9)%	(3.7)%
Effective tax rate	0.6%	0.2%	0.0%

Significant components of our deferred tax assets and liabilities are as follows:

	For the year ended December 31, 2007	2006
Deferred tax assets:		
Tax credits	$ 643	$ 101
Tax loss carry forwards	8,659	9,948
Other	124	478
	9,426	10,527
Valuation allowance:	(9,426)	(10,527)
	—	—
Deferred tax liabilities:		
Puerto Rico basis difference	(9,376)	(9,426)
	(9,376)	(9,426)
Net deferred tax assets (liabilities)	$(9,376)	$ (9,426)

Deferred tax liabilities are included in accounts payable and other liabilities in the accompanying consolidated balance sheet.

(dollars in thousands, except per share data)

7. Income Taxes (Continued)

At December 31, 2007 and 2006, we had a deferred tax liability related to the hotel we purchased in Puerto Rico. Specifically, we acquired all of the outstanding stock of a C corporation that owned the hotel as its primary asset, which generally would cause us to succeed to the acquired corporation's tax bases. However, for U.S tax purposes we made an election under Section 338(g) of the Internal Revenue Code to avoid being treated as the successor to the acquired corporation's federal income tax attributes, including its adjusted tax bases. Because we made no such election for Puerto Rico tax purposes we recorded in purchase accounting a deferred tax liability for these basis differences at our Puerto Rico effective tax rate.

At December 31, 2007 and 2006, our consolidated TRS had a net deferred tax asset, prior to any valuation allowance, of $9,426 and $10,527, respectively, which consists primarily of net operating loss carryforwards and tax credits. Because of the uncertainty surrounding our ability to realize the future benefit of these assets we have provided a 100% valuation allowance as of December 31, 2007 and 2006. As of December 31, 2007 our consolidated TRS had net operating loss carryforwards for federal income tax purposes of approximately $22,396 which begin to expire in 2023 if unused.

8. Acquisitions

On January 31, 2007, we completed our acquisition of TravelCenters pursuant to the Agreement and Plan of Merger dated as of September 15, 2006, as amended, among TravelCenters, us, one of our former subsidiaries and the stockholders of TravelCenters. Upon completion of the acquisition, we restructured the business of TravelCenters and distributed all of the common shares of our former subsidiary, TA, to our shareholders in a spin off transaction. The acquisition of TravelCenters, the restructuring of the TravelCenters business and the spin off transaction are collectively referred to herein as the TA Transaction.

As a part of the restructuring of TravelCenters which occurred in connection with the TA Transaction, on January 31, 2007:

- TravelCenters became a subsidiary of our subsidiary, TA;
- certain real property interests of 146 travel centers that were operated by TravelCenters and certain other assets used in connection with the travel center business with an estimated total value of $1,697,221 were transferred to subsidiaries of ours that were not owned by TA;
- TA became the owner of all of the working capital of TravelCenters, including current assets (primarily consisting of cash, receivables and inventory) and current liabilities (primarily consisting of trade payables and accrued liabilities);
- we contributed cash of $121,166 to TA so that the sum of its current assets, net of current liabilities, was $200,000;
- TA became the owner of one travel center in Ontario, Canada, the operator of two travel centers leased from owners other than us, the manager of one travel center for an owner other than us, the franchisor of 13 travel centers owned and operated by third parties and the owner of certain other assets historically owned and used by TravelCenters;
- We entered into a lease of the 146 travel centers we acquired (one travel center was subsequently disposed of) and certain related assets to TA; and
- TA commenced operating the travel center business formerly conducted by TravelCenters.

After this restructuring, on January 31, 2007, we distributed all of the shares of TA to our common shareholders of record on January 26, 2007. The book value of this distribution was $337,250. Shareholders were entitled to receive one TA common share for every ten of our common shares owned on the record date. Fractional shares were issued as necessary. TA's common shares are listed on the American Stock Exchange under the symbol "TA". We expensed $2,711 of costs in connection with the spin off transaction.

(dollars in thousands, except per share data)

8. Acquisitions (Continued)

The cost of the TravelCenters acquisition was as follows:

Cash consideration	$1,222,336
Indebtedness extinguished at closing	681,148
Fees and other expenses	9,821
	$1,913,305

We allocated the cost to the fair value of assets and liabilities acquired as follows:

Net assets and liabilities retained by TA in the restructuring	$ 216,084
Assets and liabilities transferred to HPT in the restructuring:	
Real estate	1,532,895
Trademarks and tradenames	142,600
Other, net	21,726
	$1,913,305

On January 22, 2007, we entered into a new $2,000,000 interim loan agreement, or the Acquisition Facility, with a group of institutional lenders that became effective concurrently with our acquisition of TravelCenters. We funded the acquisition of TravelCenters and the capitalization of TA with a $1,400,000 borrowing under the Acquisition Facility and our then existing cash balances. We subsequently repaid all borrowings under the Acquisition Facility during the first quarter of 2007 with net proceeds from the financing transactions described in Notes 3 and 6. The annual interest rate of the Acquisition Facility was 6.02% during the period it was outstanding.

On May 30, 2007, we acquired Petro Stopping Centers Holdings, L.P., or Petro, for approximately $630,000 plus certain costs. Petro owns 40 travel centers located in 25 states. In connection with our acquisition of Petro, we acquired certain Petro properties which secure debt that was previously issued by Petro Stopping Centers, L.P., or Petro Centers, a former subsidiary of Petro acquired by TA on May 30, 2007. Upon closing of our acquisition of Petro, the Petro debt assumed by TA was covenant defeased and funds were escrowed by TA at closing and used to redeem the Petro Centers debt on February 15, 2008. We agreed to pay certain costs associated with our acquisition of Petro, including those related to the defeasance and prepayment of the Petro Centers debt and customary closing costs, that totaled approximately $25,000. Simultaneous with our acquisition of Petro, we leased the acquired travel centers to TA.

The allocation of the Petro purchase price to the fair value of assets acquired was as follows:

Real estate	$638,300
Leasehold interests	16,700
	$655,000

The following table presents our pro forma results of operations as if the TA Transaction and the Petro acquisition and the related financing transactions were completed on January 1, 2006. This pro forma data is not

(dollars in thousands, except per share data)

8. Acquisitions (Continued)

necessarily indicative of what our actual results of operations would have been for the periods presented, nor does it represent the results of operations for any future period.

	(unaudited) Twelve months ended December 31,	
	2007	2006
Total revenues	$1,325,286	$1,255,867
Income from continuing operations	236,182	220,013
Income from continuing operations available for common shareholders	206,303	190,132
Basic and diluted per common share data:		
Income from continuing operations available for common shareholders	$ 2.20	$ 2.06

Income from continuing operations and income from continuing operations available for common shareholders for the twelve months ended December 31, 2007, excludes $2,711, or $0.03 per common share, of costs related to the spin off of TA.

9. Discontinued Operations

On July 26, 2007, we sold 18 Homestead Studio Suites hotels for gross proceeds of $205,350 and recognized a gain on sale of $95,711. Seventeen of these hotels were sold to an unrelated party. One hotel was purchased by a subsidiary of HRPT Properties Trust, a publicly traded real estate investment trust that is managed by Reit Management & Research LLC, or RMR, which is also our manager. We used the net proceeds from these sales, totaling $189,309 after the refund of a $15,960 security deposit and payment of closing costs, to reduce amounts outstanding under our revolving credit facility. We have reclassified our consolidated statement of income for all periods presented to show the results of operations of the hotels which have been sold as discontinued. Following is a summary of the operating results of these discontinued operations:

	Twelve months ended December 31,		
	2007	2006	2005
Minimum rent	$ 9,218	$15,960	$15,960
Percentage rent	267	509	439
Total revenue	9,485	16,469	16,399
Depreciation and amortization	(1,636)	(3,206)	(4,550)
General and administrative	(409)	(725)	(725)
Income from discontinued operations	$ 7,440	$12,538	$11,124

(dollars in thousands, except per share data)

10. Transactions with Affiliates

RMR originates and presents investment opportunities to our board and provides management and administrative services to us. Our contract with RMR for such services continues from year to year and is subject to annual approval by a board committee comprised of our independent trustees. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250,000 of such investments and 0.5% thereafter, plus an incentive fee based upon increases in cash available for distribution per share, as defined. On January 6, 2006, we entered into a management agreement with RMR to operate an office building which we acquired in connection with an adjacent hotel. Fees paid to RMR under this management agreement are based on a formula, generally 3% of gross collected rents as a property management fee and 5% of gross construction costs as a construction management fee. Aggregate fees earned by RMR from us, excluding incentive fees, for the years ended 2007, 2006 and 2005 were $29,937, $19,891 and $17,730, respectively. Incentive fees are paid in restricted common shares based on a formula. Incentive fees earned by RMR from us for 2007, 2006 and 2005 were $1,862, $1,487 and $1,397, respectively. We expect to issue 53,541 restricted common shares in satisfaction of the 2007 incentive fees in 2008. RMR also provides the internal audit function for us and for other publicly traded companies to which it provides management or other services. Our pro rata share of RMR's costs in providing that function for the years ended 2007, 2006 and 2005 was $169, $173 and $112, respectively. As of December 31, 2007, RMR and its affiliates owned 344,856 of our common shares. RMR is beneficially owned by Barry M. Portnoy and his son, Adam D. Portnoy, our managing trustees.

In order to effect the TA Transaction, we entered into a transaction agreement effective as of January 29, 2007, with TA and RMR. That agreement provided for certain of the steps in the restructuring of the TravelCenters business and the spin off. In addition, under this agreement TA entered into a management and shared services agreement with RMR, TA granted to us a right of first refusal to purchase, lease, mortgage or otherwise finance any interest it owns or acquires in a travel center before it is purchased, sold, leased, mortgaged or otherwise financed with another party, and TA agreed to indemnify us for liabilities relating to its business and operations for periods before and after the spin off and for liabilities relating to the ownership and operation of the leased travel centers which arise during the term of our lease with TA.

11. Concentration

At December 31, 2007, our 477 properties were located in 44 states in the United States, Ontario, Canada and Puerto Rico. Between 5% and 12% of our properties, by investment, were located in each of California, Texas and Georgia. Our two hotels in Ontario, Canada and our hotel in Puerto Rico represent 1% and 2% of our hotels, by investment, respectively.

(dollars in thousands, except per share data)

11. Concentration (Continued)

All of our managers and tenants are subsidiaries of other companies. The percentage of our minimum return payments and minimum rents, for each combination is shown below, as of December 31, 2007.

Manager / Tenant is a Subsidiary of:	Number of Properties	Minimum Return / Minimum Rent	% of Total
TA	145	$155,713	28%
TA	40	62,225	11%
Host*	53	58,379	10%
InterContinental	76	50,000	9%
Marriott	35	49,034	9%
InterContinental	14	42,873	8%
InterContinental	31	37,882	7%
Barcelo Crestline**	19	28,508	5%
Hyatt	24	23,050	4%
InterContinental	10	20,306	4%
Host*	18	19,287	3%
Carlson	12	11,890	2%
Total	477	$559,147	100%

* These hotels are subleased to Barceló Crestline and managed by Marriott.

** These hotels are managed by Marriott.

Minimum return and minimum rent payments due to us under some of our management agreements and leases are supported by guarantees. The guarantee provided by Hyatt with respect to the 24 hotels managed by Hyatt is limited to $50,000 ($36,678 remaining at December 31, 2007). The guarantee provided by Carlson with respect to the 12 hotels managed by Carlson is limited to $40,000 ($40,000 remaining at December 31, 2007). The combined guarantee provided by InterContinental for the 131 hotels managed or leased by InterContinental is limited to $125,000 ($115,922 remaining at December 31, 2007) and will expire if and when the hotels achieve stipulated operating results. The guarantees provided by TA are not limited and do not expire.

Each of our hotels is included in a combined management agreement or lease as described above. Operations at some of our managed hotels generated net financial results that were $9,780, $3,542 and $2,491 less than the guaranteed minimum returns due us in 2007, 2006 and 2005, respectively. These amounts have been paid by the hotel managers or their guarantors and are reflected as a reduction of hotel operating expenses in our consolidated statement of income.

(dollars in thousands, except per share data)

12. Selected Quarterly Financial Data (Unaudited)

	2007			
	First Quarter(3)	Second Quarter(3)	Third Quarter(3)	Fourth Quarter
Revenues	$290,668	$333,741	$334,310	$326,760
Income from continuing operations	40,314	51,227	52,822	83,454
Income from discontinued operations	3,058	3,055	97,038	—
Net income available for common shareholders	39,013	46,812	142,390	75,984
Income from continuing operations available for common shareholders per share(1)	.40	.47	.48	.81
Income from discontinued operations available for common shareholders per share(1)	.03	.03	1.03	—
Net income available for common shareholders per share(1)	.43	.50	1.52	.81
Distributions per common share(2)	.76	.76	.77	.77

	2006(3)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$235,726	$268,208	$265,125	$253,887
Income from continuing operations	32,367	32,321	33,510	58,303
Income from discontinued operations	2,866	3,056	3,053	3,563
Net income available for common shareholders	33,319	33,463	34,649	59,952
Income from continuing operations available for common shareholders per share(1)	.42	.42	.43	.75
Income from discontinued operations available for common shareholders per share(1)	.04	.04	.04	.05
Net income available for common shareholders per share(1)	.46	.47	.47	.79
Distributions per common share(2)	.73	.74	.74	.74

(1) The sum of per common share amounts for the four quarters differs from annual per share amounts due to the required method of computing weighted average number of shares in interim periods and rounding.

(2) Amounts represent distributions declared with respect to the periods shown. Distributions are generally paid in the quarterly period following the quarterly period to which they relate.

(3) Amounts previously reported have been adjusted to reflect the sale of a discontinued operation in July 2007 (see Note 9).

(dollars in thousands, except per share data)

13. Segment Information

We have two reportable business segments: hotel investments and travel center investments. Prior to our acquisition of TravelCenters in January 2007, our only reportable segment was hotels.

	Year Ended December 31, 2007			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 941,455	$ —	$ —	$ 941,455
Minimum rent	117,193	193,571	—	310,764
Percentage rent	6,055	—	—	6,055
FF&E reserve income	22,286	—	—	22,286
Interest income	—	—	4,919	4,919
Total revenues	1,086,989	193,571	4,919	1,285,479
Hotel operating expenses	657,000	—	—	657,000
Operating income	429,989	193,571	4,919	628,479
Interest expense	—	—	140,517	140,517
Depreciation and amortization expense	147,401	69,287	—	216,688
General and administrative expense	—	—	37,223	37,223
TA spin off costs	—	—	2,711	2,711
Loss on asset impairment	1,332	—	—	1,332
Total expenses	148,733	69,287	180,451	398,471
Income before income taxes	281,256	124,284	(175,532)	230,008
Income tax expense	—	—	(2,191)	(2,191)
Income (loss) from continuing operations	$ 281,256	$ 124,284	$(177,723)	$ 227,817
Total assets	$3,247,770	$2,378,651	$ 52,886	$5,679,307

Corporate Information

EXECUTIVE OFFICES
Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458
617.964.8389
www.hptreit.com

OFFICERS
John G. Murray
President,
Chief Operating Officer
and Secretary
Mark L. Kleifges
Treasurer and
Chief Financial Officer
Ethan S. Bornstein
Senior Vice President

DIRECTOR OF INTERNAL AUDIT
William J. Sheehan

MANAGER OF
INVESTOR RELATIONS
Timothy A. Bonang

MANAGER
Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT
AND REGISTRAR
Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
866.877.6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE
AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on May 15, 2008 at 11:30 a.m. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2007 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hptreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol HPT. The following table sets forth the high and low prices of our common shares in 2006 and 2007 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2006	$46.47	$39.32
June 30, 2006	44.10	40.08
September 30, 2006	48.00	42.50
December 31, 2006	51.46	46.65
March 31, 2007	$49.00	$37.52
June 30, 2007	47.88	40.75
September 30, 2007	44.30	36.00
December 31, 2007	43.18	32.02

As of February 29, 2008, there were 946 holders of record of our common shares and we estimate that as of such date there were in excess of 78,600 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on February 29, 2008, was $36.33.

OTHER INFORMATION
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

END